UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

This Report on Form 6-K/A is incorporated by reference into the registration statement on Form F-3, File No. 333-118932, and the registration statement on Form S-8, File No. 333-106591, and into each respective prospectus that forms a part of those registration statements.

Explanatory Note

In 2005, Deutsche Telekom for the first time based its financial reporting on International Financial Reporting Standards (IFRS). In prior years, we had reported under German GAAP. On November 18, 2005, we filed on Form 6-K with the United States Securities and Exchange Commission (SEC), unaudited consolidated financial statements as of and for the three months and nine months ended September 30, 2005 and 2004, and as of and for the year ended December 31, 2004, prepared in accordance with “International Financial Reporting Standards (IFRS) as adopted by the European Commission for use in the European Union” (EU GAAP). In connection with the preparation of our first-time adoption of EU GAAP for the periods ended December 31, 2005, we identified certain adjustments to our balance sheet as of January 1, 2003 and certain other financial information relating to quarterly periods in 2005 and 2004 and the year ended December 31, 2004. These adjustments are summarized as follows:

In 2002, in connection with certain previously issued financial liabilities, an interest rate step-up provision was triggered as a result of a downgrade in our credit rating by certain rating agencies. We subsequently determined that pursuant to International Accounting Standard (“IAS”) 39 Financial Instruments: Recognition and Measurement, we should have increased the book value of these financial liabilities to reflect the present value of the estimated future payments at the time of the interest rate change in 2002. This adjustment, amounting to a EUR 588 million increase in financial liabilities offset by deferred taxes of EUR 199 million, has now been reflected in our revised IFRS opening balance sheet as of January 1, 2003.  Subsequently, in April 2005, the rating agencies upgraded our credit rating, which triggered a corresponding downward adjustment to the interest rates relating to these financial liabilities. Pursuant to IAS 39, we should have adjusted, in the second quarter of 2005, the book value of these liabilities to reflect the present value of the associated estimated future payments as a result of the decrease in interest rates caused by the rating upgrade. Accordingly, we have adjusted financial income (expense), net, income taxes and net profit, for the three months and nine months ended September 30, 2005 and 2004 and the year ended December 31, 2004 to reflect the impact of the change in interest rates. The adjustments resulted in increases of EUR 29 million, EUR 28 million, EUR 289 million, EUR 48 million and EUR 70 million to net profit for the three months and nine months ended September 30, 2005 and 2004 and for the year ended December 31, 2004, respectively.  The adjustments also resulted in increases of EUR 0.01, EUR 0.01 EUR 0.01 and EUR 0.02 in basic and diluted earnings per share for the three months ended September 30, 2005 and 2004, the nine months ended September 30, 2004 and the year ended December 31, 2004, respectively. The adjustments resulted in an increase of EUR 0.07 and EUR 0.08 for the nine months ended September 30, 2005, in basic and diluted earnings per share, respectively.

We also identified adjustments to revenue including amounts relating to the recording of revenue for multiple element arrangements, leases embedded in service contracts and non-refundable up-front fees.  We recorded an aggregate adjustment of EUR 212 million as of January 1, 2003, primarily as a reduction in deferred revenue included in other liabilities and an offsetting adjustment of EUR 83 million to deferred taxes in the IFRS opening balance sheet. The adjustments, affecting primarily net revenues, cost of sales and income taxes, resulted in an increase of EUR 8 million, an increase of EUR 1 million, a decrease of EUR 38 million, an increase of EUR 4 million and a decrease of EUR 6 million to net profit for the three months ended September 30, 2005 and 2004, the nine months ended September 30, 2005 and 2004 and the year ended December 31, 2004, respectively. The adjustments also resulted in a decrease of EUR 0.01 in basic and diluted earnings per share for the nine months ended September 30, 2005. Basic and diluted earnings per share for the three months ended September 30, 2005 and 2004, the nine months ended September 30, 2004 and the year ended December 31, 2004 did not change as a result of these adjustments.

Further we identified and recorded a number of additional adjustments which are now reflected in the financial statements that follow this Explantory Note that resulted in an aggregate increase of EUR 59 million in shareholders’ equity at January 1, 2003. Those adjustments resulted in decreases of EUR 10 million, EUR 63 million, EUR 24 million, EUR 45 million and EUR 35 million to net profit for the three months ended September 30, 2005 and 2004, the nine months ended September 30, 2005 and 2004 and for the year ended December 31, 2004, respectively. The adjustments caused decreases of EUR 0.02, EUR 0.01, EUR 0.01 and EUR 0.01 in basic and diluted earnings per share for the three months ended September 30, 2004, the nine months ended September 30, 2005 and 2004, and the year ended December 31, 2004, respectively. Basic and diluted earnings per share for the three months ended September 30, 2005 did not change as a result of these adjustments.

The following tables show the impact of the adjustments on these consolidated income statements and balance sheets as and for the three months and nine months ended September 30, 2005 and 2004 and as of and for the year ended December 31, 2004.

	As reported			As amended			Adjustments
	For the three months ended September 30,		For the year ended December 31,	For the three months ended September 30,		For the year ended December 31,	For the three months ended September 30,		For the year ended December 31,
	2005	2004	2004	2005	2004	2004	2005	2004	2004
	(millions of €, except where indiciated)			(millions of €, except where indiciated)			(millions of €, except where indiciated)
Net revenue	15,043	14,353	57,360	15,056	14,356	57,353	13	3	(7)
Cost of sales	(7,697)	(7,515)	(31,559)	(7,697)	(7,514)	(31,544)	0	1	15
Gross profit	7,346	6,838	25,801	7,359	6,842	25,809	13	4	8
Selling expenses	(3,503)	(3,032)	(12,837)	(3,513)	(3,049)	(12,870)	(10)	(17)	(33)
General and administrative expenses	(1,033)	(1,016)	(4,505)	(1,022)	(1,000)	(4,476)	11	16	29
Other operating income	200	405	1,718	200	405	1,718	0	0	0
Other operating expenses	(234)	(2,852)	(3,916)	(234)	(2,852)	(3,916)	0	0	0
Profit from operations	2,776	343	6,261	2,790	346	6,265	14	3	4
Net interest income (expense)	(689)	(827)	(3,354)	(674)	(809)	(3,280)	15	18	74
Share of profit (loss) of associates and joint ventures accounted for using the equity method	106	(88)	945	106	(88)	945	0	0	0
Other financial income (expense)	944	(109)	(334)	952	(105)	(361)	8	4	(27)
Financial income (expense), net	361	(1,024)	(2,743)	384	(1,002)	(2,696)	23	22	47
Profit (loss) before income taxes	3,137	(681)	3,518	3,174	(656)	3,569	37	25	51
Income tax (expense)	(585)	(543)	(1,528)	(595)	(603)	(1,552)	(10)	(60)	(24)

Profit (loss) after income taxes	2,552	(1,224)	1,990	2,579	(1,259)	2,017	27	(35)	27
Profit attributable to minority interests	137	135	426	137	134	424	0	(1)	(2)
Net profit (loss)	2,415	(1,359)	1,564	2,442	(1,393)	1,593	27	(34)	29

Outstanding shares (basic) (millions)	4,328	4,325	4,323	4,328	4,325	4,323	0	0	0
Outstanding shares (diluted) (millions)	4,329	4,325	4,328	4,329	4,325	4,328	0	0	0
Earnings per share(1) /ADS(2), basic (€)	0.56	(0.31)	0.38	0.57	(0.32)	0.39	0.01	(0.01)	0.01
Earnings per share(1) /ADS(2), diluted (€)	0.56	(0.31)	0.38	0.57	(0.32)	0.39	0.01	(0.01)	0.01

	As reported		As amended		Adjustments
	For the nine months ended September 30,		For the nine months ended September 30,		For the nine months ended September 30,
	2005	2004	2005	2004	2005	2004
	(millions of €, except where indiciated)		(millions of €, except where indiciated)		(millions of €, except where indiciated)
Net revenue	44,167	42,620	44,087	42,629	(80)	9
Cost of sales	(22,872)	(23,705)	(22,910)	(23,690)	(38)	15
Gross profit	21,295	18,915	21,177	18,939	(118)	24
Selling expenses	(10,444)	(9,311)	(10,459)	(9,331)	(15)	(20)
General and administrative expenses	(3,128)	(3,198)	(3,095)	(3,181)	33	17
Other operating income	833	1,239	833	1,239	0	0
Other operating expenses	(831)	(3,602)	(807)	(3,593)	24	9
Profit from operations	7,725	4,043	7,649	4,073	(76)	30
Net interest income (expense)	(2,224)	(2,616)	(1,845)	(2,522)	379	94
Share of profit (loss) of associates and joint ventures accounted for using the equity method	183	(62)	183	(62)	0	0
Other financial income (expense)	899	(266)	879	(308)	(20)	(42)
Financial income (expense), net	(1,142)	(2,944)	(783)	(2,892)	359	52
Profit (loss) before income taxes	6,583	1,099	6,866	1,181	283	82
Income tax (expense)	(1,834)	(862)	(1,892)	(939)	(58)	(77)

Profit (loss) after income taxes	4,749	237	4,974	242	225	5
Profit attributable to minority interests	381	387	379	385	(2)	(2)
Net profit (loss)	4,368	(150)	4,595	(143)	227	7

Outstanding shares (basic) (millions)	4,327	4,324	4,327	4,324	0	0
Outstanding shares (diluted) (millions)	4,331	4,330	4,331	4,330	0	0
Earnings per share(1) /ADS(2), basic (€)	1.03	(0.02)	1.08	(0.02)	0.05	0.00
Earnings per share(1) /ADS(2), diluted (€)	1.02	(0.02)	1.08	(0.02)	0.06	0.00

(1)   Earnings per share for each period are calculated by dividing net profit by the weighted average number of outstanding shares. For more information, see Note 11.

(2)   One ADS corresponds in economic terms to one ordinary share of Deutsche Telekom AG.

	As reported			As amended			Adjustments
	As of September 30,		As of December 31,	As of September 30,		As of December 31,	As of September 30,		As of December 31,
	2005	2004	2004	2005	2004	2004	2005	2004	2004
	(millions of €)			(millions of €)			(millions of €)
ASSETS
Current assets
Cash and cash equivalents	3,371	5,812	8,005	3,371	5,812	8,005	0	0	0
Trade and other receivables	7,401	7,178	6,732	7,400	7,177	6,731	(1)	(1)	(1)
Current recoverable income taxes	389	317	317	389	317	317	0	0	0
Other current financial assets	1,346	1,779	1,237	1,346	1,779	1,237	0	0	0
Inventories	1,100	1,395	1,154	1,100	1,395	1,154	0	0	0
Other current assets	1,623	1,627	1,391	1,603	1,660	1,420	(20)	33	29
	15,230	18,108	18,836	15,209	18,140	18,864	(21)	32	28
Noncurrent assets
Intangible assets	54,121	52,263	50,736	54,132	52,274	50,745	11	11	9
Property, plant and equipment	47,859	46,844	46,318	47,859	46,830	46,294	0	(14)	(24)
Investments accounted for using the equity method	1,766	3,090	2,667	1,766	3,090	2,667	0	0	0
Other noncurrent financial assets	840	922	1,678	799	922	1,636	(41)	0	(42)
Deferred tax assets	4,478	5,028	4,527	4,559	5,103	4,724	81	75	197
Other noncurrent assets	368	305	378	368	287	360	0	(18)	(18)
	109,432	108,452	106,304	109,483	108,506	106,426	51	54	122
TOTAL ASSETS	124,662	126,560	125,140	124,692	126,646	125,290	30	86	150

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current financial liabilities	11,340	16,027	12,515	11,396	16,050	12,592	56	23	77
Trade and other payables	5,550	4,969	6,116	5,550	4,969	6,116	0	0	0
Income tax liabilities	839	573	715	1,213	844	1,049	(374)	271	334
Current provisions	3,210	3,544	3,698	3,030	3,273	3,546	(18)	(271)	(152
Other current liabilities	3,215	3,194	2,970	3,215	3,194	2,969	0	0	(1)
	24,154	28,307	26,014	24,404	28,330	26,272	250	23	258
Noncurrent liabilities
Noncurrent financial liabilities	35,863	38,195	38,142	35,825	38,583	38,498	(38)	388	356
Provisions for pensions and other employee benefits	4,481	4,320	4,209	4,480	4,320	4,209	(1)	0	0
Other noncurrent provisions	2,953	2,866	3,077	2,757	2,866	2,883	(196)	0	(194)
Deferred tax liabilities	7,133	6,559	5,932	7,098	6,512	5,948	(35)	(47)	16
Other noncurrent liabilities	1,964	1,637	1,895	1,854	1,445	1,677	(110)	(192)	(218)
	52,394	53,577	53,255	52,014	53,726	53,215	(380)	149	(40)
Liabilities	76,548	81,884	79,269	76,418	82,056	79,487	(130)	172	218

Shareholders’ equity
Issued capital	10,747	10,746	10,747	10,747	10,746	10,747	0	0	0
Capital reserves	49,549	49,519	49,523	49,549	49,519	49,528	0	0	5
Accumulated deficit, including carryforwards	(18,690)	(17,693)	(17,680)	(18,747)	(17,766)	(17,766)	(57)	(73)	(86)
Other comprehensive income	(1,397)	(2,232)	(2,667)	(1,401)	(2,248)	(2,678)	(4)	(16)	(11)
Net profit	4,368	(150)	1,564	4,595	(143)	1,593	227	7	29
Treasury shares	(8)	(8)	(8)	(8)	(8)	(8)	0	0	0
	44,569	40,182	41,479	44,735	40,100	41,416	166	(82)	(63)
Minority interest	3,545	4,494	4,392	3,539	4,490	4,387	(6)	(4)	(5)
Shareholders’ equity	48,114	44,676	45,871	48,274	44,590	45,803	160	(86)	(68)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	124,662	126,560	125,140	124,692	126,646	125,290	30	86	150

Other than the foregoing items and conforming changes related thereto (including changes to the notes to the condensed consolidated financial statements and Operating and Financial Review and Prospects), no part of the Report on Form 6-K filed on November 18, 2005 is being amended, and the filing of this Amended Report on Form 6-K/A should not be understood to mean that any other statements contained therein are true or complete as of any date subsequent to November 18, 2005.  Exhibits originally filed on November 18, 2005 have not been refilled herewith.

Defined Terms and Contact Information

The term “Report” refers to this Report on Form 6-K for the nine-month period ended September 30, 2005. Deutsche Telekom AG is a stock corporation organized under the laws of the Federal Republic of Germany. As used in this Report, unless the context otherwise requires, the term “Deutsche Telekom” refers to Deutsche Telekom AG and the terms “we,” “us,” “our,” “Group” and “the Company” refer to Deutsche Telekom and, as applicable, Deutsche Telekom and its direct and indirect subsidiaries as a group. Our registered office is at Friedrich-Ebert-Allee 140, 53113 Bonn, Germany, telephone number +49-228-181-0. Our agent for service of process in the United States is Deutsche Telekom, Inc., 600 Lexington Avenue, New York, N.Y. 10022.

Forward-Looking Statements

This Report contains forward-looking statements that reflect the current views of our management with respect to future events. Forward-looking statements generally are identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “aims,” “plans,” “will,” “will continue,” “seeks” and similar expressions. Forward-looking statements are based on current plans, estimates and projections, and therefore you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statement in light of new information or future events, although we intend to continue to meet our ongoing disclosure obligations under the U.S. securities laws (such as our obligations to file annual reports on Form 20-F and periodic and other reports on Form 6-K) and under other applicable laws. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among other factors: the development of demand for our fixed and mobile telecommunications services, particularly for new, higher value service offerings; competitive forces, including pricing pressures, technological changes and alternative routing developments; regulatory actions and the outcome of disputes in which the company is involved or may become involved; the pace and cost of the rollout of new services, such as UMTS, which may be affected by the ability of suppliers to deliver equipment and other circumstances beyond our control; public concerns over health risks putatively associated with wireless frequency transmissions; risks associated with integrating our acquisitions; the development of asset values in Germany and elsewhere, the progress of our debt reduction and liquidity improvement initiatives; the development of our cost control and efficiency enhancement initiatives, including in the areas of procurement optimization, personnel reductions and our Excellence program; risks and uncertainties relating to benefits anticipated from our international expansion, particularly in the United States; the progress of our domestic and international investments, joint ventures and alliances; our ability to gain or retain market share in the face of competition; our ability to secure and retain the licenses needed to offer services; the effects of price reduction measures and our customer acquisition and retention initiatives; the availability, term and deployment of capital, particularly in view of our debt refinancing needs, actions of the rating agencies and the impact of regulatory and competitive developments on our capital outlays; delays in the planned merger of T-Online into Deutsche Telekom AG; the progress of our workforce adjustment initiative described in this Report and changes in currency exchange rates and interest rates. If these or other risks and uncertainties (including those described in “Forward-Looking Statements,” “Item 3. Key Information – Risk Factors” and elsewhere in our most recent Annual Report on Form 20-F for the year ended December 31, 2004 filed with the U.S. Securities and Exchange Commission) materialize, or if the assumptions underlying any of these statements prove incorrect, our actual results may be materially different from those expressed or implied by such statements.

World Wide Web addresses contained in this Report are for explanatory purposes only and they (and the content contained therein) do not form a part of and are not incorporated by reference into this Report.

Cautionary Note Regarding Historical Financial Information Prepared In Accordance With
International Financial Reporting Standards

This report contains financial information that has been prepared in accordance with International Financial Reporting Standards, or “IFRS,” and on the basis of the new strategic business areas, effective since January 1, 2005.

The IFRS financial information contained in this report was prepared on the basis of the assumption that all existing standards and interpretations that have been issued by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) will be fully endorsed by the European Commission for use in the European Union (EU GAAP).

Subject to outstanding EU endorsement of individual standards under IFRS and no further changes from the IASB, the information presented here is expected to form the basis for reporting Deutsche Telekom’s financial results for 2005, and for subsequent reporting periods. However, Deutsche Telekom cannot assure you that there will not be material changes in IFRS between the date of this Interim Report and the first date on which Deutsche Telekom is required to publish consolidated financial statements for the 2005 financial year. Any changes may also have an impact on the preliminary comparatives already published for the years 2004 or 2003.

For further information and explanations, see Notes (1) and (12) to the condensed consolidated financial statements contained in this Report.

Exchange Rates

Unless otherwise indicated, all amounts in this document are expressed in euros. As used in this document, “€,” “euro” or “EUR” means the single unified currency that was introduced in the Federal Republic of Germany (referred to as the “Federal Republic”) and ten other participating member states of the European Union on January 1, 1999. “U.S. dollar”, “$” or “USD” means the lawful currency of the United States of America. As used in this document, the term “noon buying rate” refers to the rate of exchange for euros, expressed in U.S. dollars per euro, as announced by the Federal Reserve Bank of New York for customs purposes as the rate in the City of New York for cable transfers in foreign currencies. The noon buying rate on September 30, 2005 was EUR 1.00 to USD 1.2058.

Amounts appearing in this report that were translated into euros from other currencies were translated in accordance with the principles described in the unaudited condensed consolidated financial statements contained in this Report under “Note (1) Transition to International Financial Reporting Standards (IFRS) and summary of accounting policies – Explanation of exemptions applied under IFRS 1 – Currency translation.”

DEUTSCHE TELEKOM AT A GLANCE(1) (Amended)

(Unaudited)

	For the three months ended September 30,		%	For the nine months ended September 30,		%	For the year ended December 31,
	2005	2004	Change	2005	2004	Change	2004

Total net revenues (total revenues excluding inter-segment revenues)	15,056	14,356	4.9	44,087	42,629	3.4	57,353
Domestic	8,397	8,567	(2.0)	25,425	25,759	(1.3)	34,741
International	6,659	5,789	15.0	18,662	16,870	10.6	22,612
Profit from operations	2,790	346	n.m.	7,649	4,073	87.8	6,265
Financial income (expense), net	384	(1,002)	n.m.	(783)	(2,892)	72.9	(2,696)
Depreciation, amortization and impairment losses	(2,590)	(4,851)	46.6	(7,734)	(10,744)	28.0	(13,127)
of which: property, plant and equipment	(1,982)	(1,919)	(3.3)	(5,889)	(5,764)	(2.2)	(7,666)
of which: intangible assets	(608)	(2,932)	79.3	(1,845)	(4,980)	63.0	(5,461)
Net income	2,442	(1,393)	n.m.	4,595	(143)	n.m.	1,593
Earnings per share / ADS(2) (basic and diluted) (€)	0.57	(0.32)	n.m.	1.08	(0.02)	n.m.	0.39

Net cash from operating activities	4,267	3,919	8.9	10,082	11,123	(9.4)	16,720

Equity ratio (%)(3)	—	—		38.7	33.7	n.m.	34.5

Total financial liabilities(4)	—	—		47,221	54,633	(13.6)	51,090

Number of employees at balance sheet date (actual)
Deutsche Telekom Group	—	—		243,418	247,891	(1.8)	244,645
Non-civil servants	—	—		197,118	200,120	(1.5)	197,482
Civil servants	—	—		46,300	47,771	(3.1)	47,163

Telephone lines (including ISDN channels)(5)	—	—		55.5	57.4	(3.3)	57.2
Broadband lines (in operation) (millions)	—	—		7.7	5.4	42.6	6.1
Mobile communications customers(6)	—	—		83.1	75.4	10.2	77.6

n.m. – not meaningful

(1)   All financial figures are calculated in accordance with IFRS, which are different from the amounts reported in the previous year due to the adoption of IFRS. See Note (1) to the financial statements for more information.

(2)   One ADS (American Depositary Share) corresponds in economic terms to one ordinary share of Deutsche Telekom AG.

(3)   The ratio equals total stockholders’ equity divided by total assets. Amounts proposed as dividends are treated as short-term debt rather than as equity for purposes of the calculation of this ratio.

(4)   Includes current and noncurrent financial liabilities (see “Condensed Consolidated Balance Sheets”) at the balance sheet date.

(5)   Number of telephone lines (including those used within the Group) as of the balance sheet date. All amounts are in millions.

(6)   The number of customers of the consolidated subsidiaries included within our Mobile Communications strategic business area as of the balance sheet date. Our methods for calculating this number are described in our Annual Report on Form 20-F for the year ended December 31, 2004. All numbers are in millions.

DEUTSCHE TELEKOM AG

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2005 AND 2004 AND
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004
AND THE YEAR ENDED DECEMBER 31, 2004

(Unaudited) (Amended)
DEUTSCHE TELEKOM AG
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited) (Amended)

(millions of €, except	For the three months ended September 30,		For the nine months ended September 30,		For the year ended December 31,
where indicated)	2005	2004	2005	2004	2004

Net revenue	15,056	14,356	44,087	42,629	57,353
Cost of sales	(7,697)	(7,514)	(22,910)	(23,690)	(31,544)
Gross profit	7,359	6,842	21,177	18,939	25,809
Selling expenses	(3,513)	(3,049)	(10,459)	(9,331)	(12,870)
General and administrative expenses	(1,022)	(1,000)	(3,095)	(3,181)	(4,476)
Other operating income	200	405	833	1,239	1,718
Other operating expenses	(234)	(2,852)	(807)	(3,593)	(3,916)
Profit from operations	2,790	346	7,649	4,073	6,265
Net interest income (expense)	(674)	(809)	(1,845)	(2,522)	(3,280)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	106	(88)	183	(62)	945
Other financial income (expense)	952	(105)	879	(308)	(361)
Financial income (expense), net	384	(1,002)	(783)	(2,892)	(2,696)
Profit (loss) before income taxes	3,174	(656)	6,866	1,181	3,569
Income tax (expense)	(595)	(603)	(1,892)	(939)	(1,552)

Profit (loss) after income taxes	2,579	(1,259)	4,974	242	2,017
Profit attributable to minority interests	137	134	379	385	424
Net profit (loss)	2,442	(1,393)	4,595	(143)	1,593

Outstanding shares (basic) (millions)	4,328	4,325	4,327	4,324	4,323
Outstanding shares (diluted) (millions)	4,329	4,325	4,331	4,330	4,328
Earnings per share(1) /ADS(2), basic (€)	0.57	(0.32)	1.08	(0.02)	0.39
Earnings per share(1) /ADS(2), diluted (€)	0.57	(0.32)	1.08	(0.02)	0.39

(1)   Earnings per share for each period are calculated by dividing net profit by the weighted average number of outstanding shares. For more information, see Note 11.

(2)   One ADS corresponds in economic terms to one ordinary share of Deutsche Telekom AG.

The accompanying notes are an integral part of these
unaudited condensed consolidated financial statements.

DEUTSCHE TELEKOM AG
CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited) (Amended)

	As of September 30, 2005	As of September 30, 2004	As of December 31, 2004
	(millions of €)

ASSETS
Current assets
Cash and cash equivalents	3,371	5,812	8,005
Trade and other receivables	7,400	7,177	6,731
Current recoverable income taxes	389	317	317
Other current financial assets	1,346	1,779	1,237
Inventories	1,100	1,395	1,154
Other current assets	1,603	1,660	1,420
	15,209	18,140	18,864
Noncurrent assets
Intangible assets	54,132	52,274	50,745
Property, plant and equipment	47,859	46,830	46,294
Investments accounted for using the equity method	1,766	3,090	2,667
Other noncurrent financial assets	799	922	1,636
Deferred tax assets	4,559	5,103	4,724
Other noncurrent assets	368	287	360
	109,483	108,506	106,426
TOTAL ASSETS	124,692	126,646	125,290

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current financial liabilities	11,396	16,050	12,592
Trade and other payables	5,550	4,969	6,116
Income tax liabilities	1,213	844	1,049
Current provisions	3,030	3,273	3,546
Other current liabilities	3,215	3,194	2,969
	24,404	28,330	26,272
Noncurrent liabilities
Noncurrent financial liabilities	35,825	38,583	38,498
Provisions for pensions and other employee benefits	4,480	4,320	4,209
Other noncurrent provisions	2,757	2,866	2,883
Deferred tax liabilities	7,098	6,512	5,948
Other noncurrent liabilities	1,854	1,445	1,677
	52,014	53,726	53,215
Liabilities	76,418	82,056	79,487

Shareholders’ equity
Issued capital	10,747	10,746	10,747
Capital reserves	49,549	49,519	49,528
Accumulated deficit, including carryforwards	(18,747)	(17,766)	(17,766)
Other comprehensive income	(1,401)	(2,248)	(2,678)
Net profit	4,595	(143)	1,593
Treasury shares	(8)	(8)	(8)
	44,735	40,100	41,416
Minority interest	3,539	4,490	4,387
Shareholders’ equity	48,274	44,590	45,803
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	124,692	126,646	125,290

The accompanying notes are an integral part of these
unaudited condensed consolidated financial statements.

DEUTSCHE TELEKOM AG
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Unaudited) (Amended)

	Equity contributed		Consolidated shareholders’ equity generated
	Issued capital	Capital reserves	Retained Earnings	Carryforwards	Net profit	Total
	(millions of €)

Balance at January 1, 2004	10,746	49,500	(19,829)	0	2,063	(17,766)
Changes in the composition of the Group						0
Profit (loss) after income taxes					(143)	(143)
Unappropriated net profit (loss) carried forward				2,063	(2,063)	0
Dividends						0
Exercise of options and conversion rights		19				0
Change in other comprehensive income (not recognized in income statement)						0
Recognition of other comprehensive income in income statement						0
Balance at September 30, 2004	10,746	49,519	(19,829)	2,063	(143)	(17,909)

Balance at January 1, 2005	10,747	49,528	(19,829)	2,063	1,593	(16,173)
Changes in the composition of the Group						0
Profit after income taxes					4,595	(4,595)
Transfers to Retained Earnings			8			8
Unappropriated net profit carried forward				1,593	(1,593)	0
Dividend payments			(2,586)			(2,586)
Exercise of options and conversion rights		21				0
Change in other comprehensive income (not recognized in income statement)			4			4
Recognition of other comprehensive income in income statement						0
Balance at September 30, 2005	10,747	49,549	(22,403)	3,656	4,595	(14,152)

The accompanying notes are an integral part of these
unaudited condensed consolidated financial statements.

	Other comprehensive income
	Fair value measurement of available- for-sale financial assets	Fair value measurement of derivatives	Revaluation in the context of business combinations	Deferred taxes	Difference from currency translation	Total
	(millions of €)

Balance at January 1, 2004	262	1,124	0	(436)	(3,904)	(2,954)
Changes in the composition of the Group						0
Profit after income taxes						0
Unappropriated net profit carried forward						0
Dividend						0
Exercise of options and conversion rights						0
Change in other comprehensive income (not recognized in income statement)	127	(77)		34	877	961
Recognition of other comprehensive income in income statement	(255)					(255)
Balance at September 30, 2004	134	1,047	0	(402)	(3,027)	(2,248)

Balance at January 1, 2005	860	1,429	63	(556)	(4,474)	(2,678)
Changes in the composition of the Group						0
Profit after income taxes						0
Transfers to Retained Earnings						0
Unappropriated net profit carried forward						0
Dividend						0
Exercise of option and conversion rights						0
Change in other comprehensive income (not recognized in income statement)	123	(475)	(4)	187	2,407	2,238
Recognition of other comprehensive income in income statement	(986)	(15)		(4)	36	(961)
Balance at September 30, 2005	(3)	939	59	(365)	(2,031)	(1,401)

The accompanying notes are an integral part of these
unaudited condensed consolidated financial statements.

	Treasury shares	Total (equity interest of shareholders’ in parent company)	Minority interest capital
	(millions of €)

Balance at January 1, 2004	(8)	39,518	4,316
Changes in the composition of the Group		0	(15)
Profit after income taxes		(143)	385
Unappropriated net profit carried forward		0
Dividend payments		0	(162)
Exercise of options and conversion rights		19
Change in other comprehensive income (not recognized in income statement)		961
Recognition of other comprehensive income in income statement		(255)
Balance at September 30, 2004	(8)	40,100	4,524

Balance at January 1, 2005	(8)	41,416	4,332
Changes in the composition of the Group		0	(1,009)
Profit after income taxes		4,595	379
Transfers to Retained Earnings		8
Unappropriated net profit carried forward		0
Dividend		(2,586)	244
Exercise of options and conversion rights		21
Change in other comprehensive income (not recognized in income statement)		2,242	4
Recognition of other comprehensive income in income statement		(961)
Balance at September 30, 2005	(8)	44,735	3,462

The accompanying notes are an integral part of these
unaudited condensed consolidated financial statements.

	Minority interest
	Other comprehensive income
	Revaluation in the context of business combinations	Difference from currency translation	Other	Total	Total (minority interest in equity)	Total consolidated shareholders’ equity
	(millions of €)

Balance at January 1, 2004	0	(97)	1	(96)	4,220	43,738
Changes in the composition of the Group				0	(15)	(15)
Profit after income taxes				0	385	242
Unappropriated net profit carried forward				0	0	0
Dividend				0	(162)	(162)
Exercise of option and conversion rights				0	0	19
Change in other comprehensive income (not recognized in income statement)		62		62	62	1,023
Recognition of other comprehensive income in income statement				0	0	(255)
Balance at September 30, 2004	0	(35)	1	(34)	4,490	44,590

Balance at January 1, 2005	61	(7)	1	55	4,387	45,803
Changes in the composition of the Group	7	(2)		(5)	(1,004)	(1,004)
Profit after income taxes				0	379	4,974
Transfers to Retained Earnings				0	0	8
Unappropriated net profit carried forward				0	0	0
Dividend				0	(244)	(2,830)
Exercise of options and conversion rights				0	0	21
Change in other comprehensive income (not recognized in income statement)	(4)	21		17	21	2,263
Recognition of other comprehensive income in income statement				0	0	(961)
Balance at September 30, 2005	64	12	1	77	3,539	48,274

The accompanying notes are an integral part of these
unaudited condensed consolidated financial statements.

DEUTSCHE TELEKOM AG
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited) (Amended)

	For the nine months ended September 30,		For the year ended December 31,
	2005	2004	2004
	(millions of €)

CASH FLOWS FROM OPERATING ACTIVITIES

Profit after income taxes	4,974	242	2,017
Depreciation, amortization and impairment losses	7,734	10,744	13,127
Income tax expense	1,893	939	1,552
Interest income and interest expenses	1,845	2,521	3,280
Gain from the disposal of non-current assets	(1,030)	(198)	(1,306)
Share of (profit) loss of associates and joint ventures accounted for using the equity method	(122)	62	27
Other non-cash transactions	(76)	262	845
Change in assets carried as working capital	(575)	(194)	523
Change in provisions	(185)	459	604
Change in other liabilities carried as working capital	(997)	(1,210)	(337)
Income taxes (paid) received	(988)	272	48
Dividends received	58	64	82
Cash generated from operations	12,531	13,963	20,462
Net interest paid	(2,449)	(2,840)	(3,742)
Net cash from operating activities	10,082	11,123	16,720

CASH FLOWS FROM INVESTING ACTIVITIES

Cash outflows for investments in Intangible assets	(1,295)	(573)	(1,044)
Property, plant and equipment	(5,306)	(3,835)	(5,366)
Non-current financial assets	(483)	(719)	(870)
Investments in fully consolidated subsidiaries	(2,045)	(209)	(483)
Proceeds from disposal of Intangible assets	21	11	7
Property, plant and equipment	206	478	550
Non-current financial assets	1,553	436	2,140
Investments in fully consolidated companies and business units	2	1	1
Net change in short-term investments and marketable securities	(109)	(148)	564

Net cash used in investing activities	(7,456)	(4,558)	(4,501)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issue of current financial liabilities	4,768	491	703
Repayment of current financial liabilities	(13,128)	(9,328)	(13,798)
Proceeds from issue of non-current financial liabilities	4,353	155	1,322
Repayment of non-current financial liabilities	(357)	(405)	(481)
Dividend payments	(2,824)	(178)	(404)
Proceeds from the exercise of stock options	18	16	21
Repayment of lease liabilities	(144)	(195)	(244)
Net cash used in financing activities	(7,314)	(9,444)	(12,881)
Effect of exchange rate changes on cash and cash equivalents	54	7	(17)
Net decrease in cash and cash equivalents	(4,634)	(2,872)	(679)
Cash and cash equivalents at the beginning of the period	8,005	8,684	8,684
Cash and cash equivalents at end of the period	3,371	5,812	8,005

The accompanying notes are an integral part of these
unaudited condensed consolidated financial statements.

Note (1) Transition to International Financial Reporting Standards (IFRS) and summary of accounting policies

Transition to International Financial Reporting Standards (IFRS)

According to Article 4 of Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of July 19, 2002 on the application of international accounting standards (Official Journal EC L 243 p. 1) the Company is required to prepare consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) for the first time for the financial year 2005 and thereafter. Our opening IFRS consolidated balance sheet was prepared as of January 1, 2003 (date of transition to IFRS in accordance with IFRS 1). The Company will adopt “IFRS as adopted by the European Commission for use in the European Union” (EU GAAP) for the first time in its financial statements for the year ended December 31, 2005, which will include comparative financial statements for the year ended December 31, 2004 and 2003. IFRS 1, “First-time Adoption of International Financial Reporting Standards”, requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS financial statements (e.g., December 31, 2005). IFRS 1 also requires that those policies be applied as of the date of transition to IFRS (January 1, 2003) and throughout all periods presented in the first IFRS financial statements.

The accompanying interim financial information as of and for the nine month periods ended September 30, 2005 and 2004, have been prepared in accordance with EU GAAP effective at September 30, 2005. The EU GAAP that will be applicable at December 31, 2005, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing this interim financial information. As a result, the accounting policies used to prepare this financial information are subject to change up to the reporting date of the Company’s first IFRS financial statements.

In accordance with IFRS 1, assets and liabilities are recognized and measured in accordance with the IFRS required to be applied as of December 31, 2005, the preparation date of the first IFRS consolidated financial statements. The resulting differences between the IFRS carrying amounts and the carrying amounts of the assets and liabilities in our consolidated balance sheet under German GAAP as of January 1, 2003 are recognized directly in equity at the date of transition to IFRS.

Explanation of exemptions applied under IFRS 1

In general, the carrying amounts of the assets and liabilities in our consolidated balance sheet prepared on the basis of German GAAP as of December 31, 2002 must be recognized and measured retrospectively in our opening IFRS consolidated balance sheet as of January 1, 2003 on the basis of those IFRSs in force at December 31, 2005. IFRS 1 nevertheless provides exemptions from this principle in specific cases. The main exemptions that the Company has applied are explained below:

Business combinations

IFRS 3, “Business Combinations”, is not required to be applied retrospectively to business combinations that took place before the date of transition to IFRS. The Company has applied this exemption. The classification and amounts recorded in a business combination under German GAAP must then be maintained. As a rule, all assets and liabilities that were acquired or assumed in business combinations must be carried in the opening IFRS consolidated balance sheet. All assets, except intangible assets, and liabilities that were recognized in the consolidated balance sheet under German GAAP but that do not meet the IFRS recognition criteria are not recognized in the opening IFRS consolidated balance sheet, and reduce or increase the amount of retained earnings. All assets , except intangible assets, and liabilities that were not recognized in the consolidated balance sheet under German GAAP but that do meet the IFRS recognition criteria are recognized in the opening IFRS consolidated balance sheet and increase or reduce the amount of retained earnings. Changes in the carrying amount of assets and liabilities already recognized under German GAAP are also presented in retained earnings. The carrying amount of goodwill under German GAAP is recognized in the opening IFRS consolidated balance sheet, subject to any necessary adjustments. At the date of transition to IFRS, goodwill was tested for impairment and was written down at the date of transition to IFRS if required. No other adjustments to the carrying amount were required.

Revaluation as deemed cost

Entities that have revalued their assets at fair values at one particular date prior to first-time adoption of IFRS because of a specific event may establish these fair values as deemed cost and account for them from the date of the revaluation in accordance with the IFRSs effective at the date of preparation of the first IFRS financial statements. The Company has applied this exemption and has used the fair values of assets recognized in our opening consolidated balance sheet at the date of privatization (January 1, 1995) as the deemed cost of the assets under IFRS at January 1, 1995. These figures have been carried in accordance with regulations on subsequent measurement for the period January 1, 1995 to January 1, 2003 (date of preparation of our opening IFRS consolidated balance sheet).

Fair value measurement

An entity may elect to measure certain items of non-current assets at the date of transition at fair value instead of subsequent historical cost under IFRS; this exemption may be applied individually to each asset. The Company has applied this exemption in specific cases.

Employee benefits

If an entity elects to recognize actuarial gains and losses arising as a result of the measurement of defined benefit plans after the date of transition to IFRS using the corridor approach permitted by IAS 19 “Employee Benefits”, it may still decide not to apply the corridor approach retrospectively and to recognize all cumulative actuarial gains and losses from defined benefit plans directly in equity at the date of transition to IFRS. The Company has applied this exemption.

Cumulative translation differences

Under IAS 21, “The Effects of Changes in Foreign Exchange Rates”, differences from the translation of financial statements prepared in a currency other than the presentation currency of the parent must be recognized as a separate component of equity. In line with the principle of retrospective application of IFRS, these differences would be required to be determined retrospectively. According to the exemption in IFRS 1, cumulative translation differences may be deemed to be zero at the date of transition. In the case of subsequent disposal of the entity concerned, only translation differences that arose subsequent to the date of transition to IFRS would be recognized in profit or loss. The Company has applied this exemption.

Share-based payment

Under IFRS 1, equity instruments from share-based options granted on or before November 7, 2002 and those granted after November 7, 2002 and vested before January 1, 2005 are not required to be recognized under IFRS 2 “Share-based Payment” by a first-time adopter. The Company has applied this exemption.

Summary of accounting policies

These condensed consolidated financial statements are unaudited. In management’s opinion, these unaudited condensed consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated results of operations, balance sheet and cash flows for each period presented. The consolidated results for interim periods are not necessarily indicative of results for the full year. These financial results should be read in conjunction with our report on Form 20-F for the year ended December 31, 2004. However, the financial statements contained in that report were prepared in accordance with the requirements of the German Commercial Code (HGB-German GAAP), German Stock Corporation Act (Aktiengesetz), and German Accounting Standards (GAS) which differ in certain significant respects from U.S. generally accepted accounting principles (U.S. GAAP) and IFRS. For a reconciliation of German GAAP to IFRS, see Note 12. In addition, certain prior period balance sheet items have been reclassified to conform to the current period presentation.

Statement of compliance

The financial statements for the period ended September 30, 2005 are in compliance with IAS 34, “Interim Financial Reporting”. They have been prepared in accordance with the IFRS that are in effect as of September 30, 2005 as if they were to be applied to the first IFRS consolidated financial statements for the period ending December 31, 2005.

Adjustments due to changes in reporting

Certain deferred tax assets and liabilities have been netted in the German tax consolidation group for the first time to improve the presentation of Deutsche Telekom’s financial statements. The prior-year comparative information has been amended accordingly.

The presentation of finance costs and other financial income (expense) has been reclassified in the first quarter of 2005 due to the recognition of interest income and expense when accounting for interest rate derivatives. Prior-period comparative information has have been adjusted accordingly.

Consolidated group

All subsidiaries, joint ventures and associates are generally included in the condensed consolidated financial statements. Subsidiaries are companies that are directly or indirectly controlled by us; such companies are consolidated. Joint ventures are companies jointly controlled by us and other companies. Associates are companies on which the Company has a significant influence, and that are neither subsidiaries nor joint ventures. As with joint ventures, associates are accounted for using the equity method.

Consolidation methods

The financial statements of the companies included in our condensed consolidated financial statements are prepared in accordance with uniform accounting policies.

Under IFRS, all business combinations must be accounted for using the purchase method. The acquirer allocates the cost of a business combination by recognizing the acquiree’s identifiable assets, liabilities and contingent liabilities that satisfy the recognition criteria at their fair value at the acquisition date. Any positive difference between the cost of the business combination and the acquirer’s interest in the net fair value of identifiable assets, liabilities and contingent liabilities, regardless of the level of the investment held, is recognized as goodwill. Any excess of the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities which exceeds the cost of a business combination is recognized immediately in profit or loss. In the periods following the business combination, any realized differences between the carrying amounts and fair values of assets and liabilities are adjusted, amortized or reversed, reflecting the treatment of the corresponding assets and liabilities.

When acquiring additional equity ownership interests in companies that are already consolidated subsidiaries, the difference between the purchase price consideration and the proportionate acquired equity is recognized as goodwill.

Goodwill is not amortized, but is tested for impairment together with the cash-generating unit to which the goodwill is allocated (an “impairment-only” approach). The impairment test must be performed annually, as well as whenever there are indications that the carrying amount of the cash-generating unit is impaired. If the carrying amount of the cash-generating unit to which goodwill is allocated exceeds its recoverable amount, goodwill allocated to this cash-generating unit must be reduced in the amount of the difference. Impairment losses for goodwill may not be reversed. If the impairment loss recognized for the cash-generating unit is greater than the carrying amount of the allocated goodwill, the additional amount of the impairment loss is recognized through the pro rata reduction of the carrying amounts of the assets allocated to the cash-generating unit.

Intra-group income and expenses, receivables and liabilities, and profits or losses are eliminated.

A subsidiary is deconsolidated from the date it is no longer controlled.

Investments in joint ventures and associates accounted for using the equity method are carried at the acquirer’s interest in the identifiable assets, liabilities and contingent liabilities remeasured to fair value, plus any attributable goodwill. Goodwill from application of the equity method is not amortized, but tested for impairment at least once a year. Unrealized gains and losses from transactions with these companies are eliminated in proportion to the acquirer’s interest.

Currency translation

Financial statements prepared in foreign currencies and transactions denominated in foreign currencies are translated using the functional currency concept. The functional currency is the currency of the primary economic environment in which the subsidiary operates. The activities and financial structure reported in this currency should be reflected in the consolidated financial statements.

Foreign currency transactions are translated into the functional currency at the exchange rate at the date of transaction. At subsequent balance sheet dates, monetary items are translated at the closing rate, and non-monetary items continue to be translated at the exchange rate at the date of transaction. Any resulting exchange differences are recognized in profit or loss.

The financial statements of our Group entities whose functional currency is not the euro are translated using the modified closing rate method. In the consolidated financial statements, the assets and liabilities of foreign Group entities are translated into euros from the local currency at the middle rates at the balance sheet date. The statements of income and corresponding profit or loss of foreign currency denominated Group companies are translated at average exchange rates for the period. Exchange differences are recognized as a separate component of equity.

Intangible assets

Intangible assets (excluding goodwill) with finite useful lives, including UMTS licenses, are measured at cost and amortized on a straight-line basis over their useful lives. Such assets are impaired if their recoverable amount is lower than the carrying amount. Indefinite-lived intangible assets (FCC licenses) are carried at cost. They are not amortized, but are tested regularly for impairment and, if necessary, written down to the recoverable amount. The impairment test must be performed annually, as well as whenever there are indications of impairment. Impairment losses are reversed if the reasons for recognizing the original impairment loss no longer apply.

Goodwill is not amortized, but is tested for impairment at least once a year.

The useful lives of mobile communications licenses are as follows:

Years
UMTS licenses	20 to 22
GSM licenses	10 to 20
FCC licenses	indefinite

Development expenditures are capitalized if they meet the criteria for recognition as assets and are amortized over their useful lives. Research expenditures are not capitalized and are recognized as expenses. Borrowing costs are not capitalized.

Property, plant and equipment

Property, plant and equipment is carried at cost less straight-line depreciation. The depreciation period is based on the expected useful life. Items of property, plant and equipment are depreciated pro rata in the year of acquisition. In addition to directly attributable costs, the cost of internally developed assets includes proportionate indirect material and labor costs, as well as administrative expenses relating to production or the providing of services. Cost also includes the estimated cost for dismantling and removing the asset, and restoring the site on which it is located. If an item of property, plant and equipment consists of several components with different estimated useful lives, the individual significant components are depreciated over their individual useful lives. Maintenance and repair costs are expensed as incurred. Borrowing costs are not capitalized. Investment grants received reduce the cost of the assets for which the grants were made.

Impairment of intangible assets and items of property, plant and equipment is identified by comparing the carrying amount with the recoverable amount (the higher of fair value less costs to sell and value in use). If no future cash flows generated independently of other assets can be allocated to the individual assets, recoverability is tested on the basis of the cash-generating unit to which the assets can be allocated. Impairment losses are reversed if the reasons for recognizing the original impairment loss no longer apply.

The useful lives of material asset categories are as follows:

Years
Buildings	25 to 50
Telephone facilities and terminal equipment	3 to 10
Data communications equipment, telephone network and ISDN switching equipment, transmission equipment, radio transmission equipment and technical equipment for broadband distribution networks	4 to 10
Broadband distribution networks, outside plant networks and cable conduit lines	15 to 35
Other equipment, operating and office equipment	3 to 23
Leasehold improvements are amortized over the shorter of the useful life or lease term.

Leases

Beneficial ownership of leased assets is attributed to the contracting party in the lease to which substantially all risks and rewards incidental to ownership of the asset are transferred. If substantially all risks and rewards are attributable to the lessor (operating lease), the leased asset is recognized by the lessor. Measurement of the leased asset is then governed by the accounting policies applicable to that asset. The lease payments are recognized in profit or loss. The lessee in an operating lease recognizes the lease payments made during the term of the lease in profit or loss.

If substantially all risks and rewards incidental to ownership of the leased asset are attributable to the lessee (finance lease), the lessee must recognize the leased asset. At the commencement of the lease term, the leased asset is measured at the lower of fair value or present value of the future lease payments and depreciated over the shorter of the estimated useful life or the lease term. The lessee recognizes a lease liability at the commencement of the lease term. In subsequent periods, the lease liability is reduced using the effective interest method and the carrying amount adjusted accordingly. The lessor in a finance lease recognizes a receivable in the amount of the net investment in the lease. Lease income is classified into repayments of the lease receivable and financial income.

Investment property

Investment property consists of all property held to earn rentals or for capital appreciation and not used in production or for administrative purposes. Investment property is measured at cost less any accumulated depreciation and impairment losses.

Assets held for sale

Noncurrent assets held for sale are measured at the lower of carrying amount and fair value less costs to sell following classification as “noncurrent assets held for sale.” Such assets are no longer depreciated. As a rule, impairment of such assets is only recognized if fair value less costs to sell is lower than the carrying amount. If fair value less costs to sell subsequently increases, the previously recognized impairment must be reversed. The reversal of impairment losses is restricted to the impairment losses previously recognized for the assets concerned.

Inventories

Inventories are carried at cost. Borrowing costs are not capitalized. Items of inventory are written down at the balance sheet date if their net realizable value is lower than their carrying amount. Similar items of inventory are measured using the weighted average cost method.

Pension and other employee related benefit obligations

Provisions for pensions and other employee benefits are based on obligations to non-civil servants. Provisions for defined benefit plans are measured using the projected unit credit method, taking into account not only the pension obligations and vested pension rights known at the balance sheet date, but also expected future salary and benefit increases. Any differences between the expected pension obligation calculated and the actual pension obligation (actuarial gains or losses) are recognized at the balance sheet date only to the extent that they fall outside a corridor of 10% of the amount of the defined benefit obligation, in which case they are amortized over the average remaining working life of the eligible employees and recognized as income or expenses starting from the following period. The interest component of the addition to provisions contained in pension expenses is reported in financial income (expense) as interest expense. The return on plan assets is also reported in net financial income (expense). The amounts payable under defined contribution plans are expensed.

For active civil servants and those who have taken leave from civil-servant status and have an employment contract, Deutsche Telekom is obliged to make annual contributions to a special pension fund which makes pension payments. The amounts of these contributions are set out by Postreform II, the legislation by which the former Deutsche Bundespost Telekom was legally transformed into a stock corporation, which came into force in 1995, and are therefore not subject to a separate actuarial calculation. The contributions are expensed in the period in which they are incurred.

For part-time working arrangements for employees approaching retirement based on the block model, the cumulative outstanding settlement amount, which is based on the difference between the employee’s remuneration before entering partial retirement (including the employer’s social security contributions) and the remuneration for part-time service (including the employer’s social security contributions, but excluding top-up payments), and the obligation to make top-up payments plus an additional contribution to the statutory pension scheme, are measured separately. The obligations are recognized at their present value in accordance with actuarial principles.

Whereas the amount of the outstanding settlement is recorded on a pro rata basis during the term of the arrangement, the top-up payments are recognized in full as expense when the obligation arises.

Provisions and other liabilities

Other provisions are recognized upon the occurrence of legal or constructive obligations to third parties on the basis of past transactions or events that will probably require an outflow of resources to settle, and this outflow can be reliably measured. These provisions are carried at their expected settlement amount, taking into account all identifiable risks, and may not be offset against reimbursements. The settlement amount is calculated on the basis of a best estimate; for provisions for a number of events, this is the expected value. Provisions are discounted when the effect of the time value of money is material. Changes in estimates of the amount and timing of payments or changes in the discount rate applied in measuring provisions for decommissioning, restoration, and similar liabilities are recognized in the same amount for the related asset. Where the decrease in the amount of a provision is greater than the carrying amount of the related asset, the excess is recognized immediately in profit or loss.

Contingencies

Contingencies (contingent liabilities and assets) are essentially potential liabilities or assets arising from past events whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not entirely within our control. Contingent liabilities are only recognized if they were assumed in the course of a business combination. Contingent assets may not be recognized. Information on contingent liabilities are disclosed in the notes to the condensed consolidated financial statements, unless the possibility of an outflow of economic benefits is remote. The same applies to contingent assets where an inflow of economic benefits is probable.

Financial assets and liabilities

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets include, in particular, cash and cash equivalents, trade receivables and other originated loans and receivables, held-to-maturity investments, and derivative and primary (non-derivative) financial assets held for trading.

Financial liabilities generally relate to claims for repayment in cash or another financial asset. In particular, this includes bonds and other securitized liabilities, trade payables, liabilities to banks, finance lease payables, promissory notes and derivative financial liabilities.

Financial assets are measured at fair value on initial recognition. For regular way purchases and sales of all categories of financial assets, the date of initial recognition in the balance sheet or of derecognition is the settlement date, i.e., the date that the financial asset is delivered. The fair values recognized in the balance sheet are the market prices of the financial assets. If these are not immediately available, they are calculated using standard valuation models on the basis of current market parameters.

Cash and cash equivalents consist of balances and short-term investments with original maturities of three months or less. They are recognized at their nominal amount.

Trade and other current receivables are measured at cost less any valuation allowances. Valuation allowances take adequate account of the expected credit risk; concrete cases of default lead to the derecognition of the respective receivables. Other receivables are measured at amortized cost using the effective interest method.

Financial assets held for trading are measured at fair value. Any gains or losses arising from subsequent measurement are recognized in the statement of income. Financial instruments are only classified as “held for trading” if this is prescribed by IAS 39. Derivative financial instruments must be classified as “held for trading” if it is not possible to designate them as a hedge. These instruments are measured at fair value; changes in fair value are recognized in profit or loss.

Certain types of investment are intended and expected to be held to maturity with reasonable economic certainty. These financial assets are measured at amortized cost, using the effective interest method.

Other financial assets are classified as “available for sale” and generally measured at fair value. The gains and losses arising from fair value measurement are taken directly to equity unless they relate to lasting impairment; impairment losses are recognized in profit or loss. The cumulative gains and losses arising from fair value measurement are only recognized in profit or loss on disposal of the related financial assets. If the fair value of non-exchange traded equity instruments cannot be measured with sufficient reliability, these instruments are measured at cost.

The Company has not exercised the option to designate financial assets and financial liabilities as “financial assets at fair value through profit or loss” or “financial liabilities at fair value through profit or loss” upon initial recognition.

At least annually, the carrying amounts of financial assets not measured at fair value through profit or loss are tested for impairment. Any resulting impairment loss is recognized in the statement of income. If, in a subsequent period, the fair value of the financial asset increases and this increase can be related objectively to events occurring after the impairment was recognized, the impairment loss is reversed to income in the appropriate amount. Impairment losses on non-exchange traded equity instruments that are classified as available for sale and recognized at cost may not be reversed.

Financial liabilities are recognized initially at fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

Trade and other payables generally have short-term maturities and are measured at cost. Other primary financial liabilities are measured at amortized cost using the effective interest method.

The liability and equity components of compound financial instruments are reported separately. The liability component is recognized at the amount that would have been generated from the issue of the equivalent debt instrument without the equity component based on the market conditions at the issue date. Accordingly, the amount recognized in equity - including deferred taxes - is equal to the market value of the conversion rights or options at the issue date, and hence the difference to the proceeds of the original issuance. The equity component is included in capital reserves at a constant amount.

The Company applies hedge accounting to hedge balance sheet items and future cash flows, thus reducing volatility in the statement of income. Fair value hedges, cash flow hedges and hedges of a net investment in a foreign operation are employed depending on the nature of the hedged item. Fair value hedges are used to hedge the fair values of assets and liabilities recognized. Any change in the fair value of the derivative designated as the hedging instrument is recognized in profit or loss; the hedged item is also recorded at fair value through profit or loss to the extent of the hedged risk. Cash flow hedges are used to hedge against fluctuations in future cash flows from assets and liabilities recognized in the balance sheet or from highly probable forecast transactions or firm commitments not yet recognized in the balance sheet. If a cash flow hedge is employed, the effective portion of the change in the fair value of the derivative financial instrument is recognized in equity (hedging reserve) until the gain or loss on the hedged item affects the statement of income, the ineffective portion of the derivative is recognized in profit or loss immediately. If hedges of a net investment in a foreign operation are employed, all changes in the fair value of the effective portion of the hedging instrument, together with any gains or losses on the foreign currency translation of the hedged investment, are taken directly to equity (hedging reserve). The changes in fair value and the gains and losses on foreign currency translation are only recognized in profit or loss on disposal of the investment.

Share-based compensation

Stock options (equity-settled, share-based payment transactions) are measured at fair value on the grant date. The fair value is recognized as personnel costs over the period until the options are vested. Obligations arising from cash-settled, share-based payment transactions are measured at fair value at the balance sheet date. The expenses arising from these obligations are deferred and amortized over the term of the obligation. For both cash-settled and equity-settled share-based payment transactions, the fair value is determined using internationally accepted valuation techniques.

Revenue recognition

Net revenues contain all revenues from the ordinary business activities typical for Deutsche Telekom. For example, these include revenues from the rendering of services and the sale of goods and products that are typical for Deutsche Telekom. Net revenues are recorded net of value added tax (VAT) and sales-related reductions. They are recognized in the accounting period concerned in accordance with the realization principle. Up-front fees and related costs are deferred and amortized over the estimated average period of customer retention. For multiple element arrangements, revenue recognition for each of the elements identified must be determined separately. Net revenues for the individual elements are generally measured on the basis of the relative fair value of the elements as a proportion of the total goods and services provided.

Revenue from construction contracts are accounted for using the percentage-of-completion method. The stage of completion is determined on the basis of the costs incurred to date as a proportion of the estimated total costs. Receivables from construction contracts are reported in the balance sheet item “Trade and other receivables.” Receivables from construction contracts are calculated as the balance of the costs incurred and the profits recognized, less any discounts and recognized losses on the contract; if the balance for a contract is negative, this amount is reported in liabilities from construction contracts.

Income taxes

Income tax expense includes current income taxes payable as well as deferred taxes. Deferred tax assets and liabilities are recognized for temporary differences between the carrying amounts in the consolidated balance sheet and the tax base, as well as for tax loss carryforwards that are expected to reduce tax expense in future periods. Currently enacted tax laws and tax laws that have been substantively enacted as of the balance sheet date are used as the basis for measuring deferred taxes. A blended tax rate of approximately 39% is applied to the calculation of deferred taxes in Germany.

Note (2) Changes within the consolidated Group

In the past year, Deutsche Telekom has acquired interests in various companies that were not, or were only partially, included in the consolidated financial statements as of September 30, 2004. These were the Scout24 group at Broadband/Fixed Network, T-Mobile Slovensko (formerly EuroTel) at Mobile Communications, and Software Daten Service Gesellschaft at Business Customers. In the first quarter of 2005, Magyar Telekom acquired a majority interest in the Telekom Montenegro group; Business Customers sold T-Systems DSS in the second quarter of 2005. Albura is fully consolidated in the Broadband/Fixed Network business area as of the third quarter of 2005.

The following table shows the effect of these acquisitions and disposals on the individual line items of the condensed consolidated income statement for the first nine months of 2005.

	Broadband/ Fixed Network	Mobile Communications	Business Customers	Total
	(millions of €)

Net revenue	53	260	(22)	291
Cost of sales	(39)	(152)	24	(167)
Gross profit	14	108	2	124
Selling expenses	(9)	(35)	0	(44)
General and administrative expenses	(10)	(9)	(2)	(21)
Other operating income	5	0	(1)	4
Other operating expense	(2)	2	0	0
Profit (loss) from operations	(2)	66	(1)	(63)
Finance costs	0	(2)	0	(2)
Interest income	0	1	0	1
Interest expense	0	(3)	0	(3)
Share of (loss) of equity-accounted investments	0	(22)	0	(22)
Other financial income (expense)	0	0	1	1
Financial income (expense), net	0	(24)	1	(23)
Profit (loss) before income taxes	(2)	42	0	40
Income tax (expense)	(1)	(10)	0	(11)
Profit after income taxes	(3)	32	0	29
Profit (loss) attributable to minority interests	0	11	0	11
Net profit (loss)	(3)	21	0	18

Note (3) Financial income (expense), net (amended)

Financial income (expense), net consists of the following:

	For the three months ended September 30,		For the nine months ended September 30,		For the year ended December 31,
	2005	2004	2005	2004	2004
	(millions of €, except where indicated)

Finance costs
Interest income	60	77	195	298	377
Interest expenses	(734)	(886)	(2,040)	(2,820)	(3,657)
	(674)	(809)	(1,845)	(2,522)	(3,280)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	106	(88)	183	(62)	945
Other financial income (expense)	952	(105)	879	(308)	(361)
Financial income (expense), net	384	(1,002)	(783)	(2,892)	(2,696)

Net financial expense decreased significantly by EUR 2,109 million in the reporting period as compared with first nine months of the prior year. This is primarily due to the gains on the disposal of the remaining shares in MTS in the amount of around EUR 976 million which is reported under other financial income. In addition, the decrease in the outstanding balance of financial liabilities resulted in reduced interest expense and finance costs. The share of profit/loss of associates and joint ventures accounted for using the equity method also improved, due primarily to the sale of shares in comdirect bank in the third quarter of 2005 and an increase in the share of profit from Polska Telefonia Cyfrowa Sp. z o.o. (“PTC”), as well as, the non-recurrence in 2005 of expenses incurred in 2004 for Toll Collect.

Note (4) Personnel

	For the three months ended September 30,		For the nine months ended September 30,		For the year ended December 31,
	2005	2004	2005	2004	2004

Personnel costs	(3,203)	(3,264)	(9,912)	(9,982)	(13,342)

Personnel costs decreased slightly year-on-year, both in the first nine months of the year and in the third quarter. Lower expenses as a result of the reduction in the number of employees, both at the balance sheet date and on average in the reporting period, (particularly at T-Com’s Eastern European subsidiaries within the Broadband/Fixed Network business area as well as at Group Headquarters & Shared Services) were offset primarily by an increase in collectively agreed wages and salaries in Germany, higher restructuring and staff adjustment expenses, and cost increases related to staff expansion at T-Mobile USA.

The personnel cost ratio (personnel costs divided by net revenue) for the first nine months of 2005 amounted to 22.5%, an improvement of 0.9% year-on-year.

Average number of employees

	For the nine months ended September 30,				For the year ended December 31,
	2005	2004	Change	% Change	2004

Civil servants	46,675	48,886	(2,211)	(4.5)	48,536
Non-civil servants	197,324	199,284	(1,960)	(1.0)	199,023
Deutsche Telekom Group	243,999	248,170	(4,171)	(1.7)	247,559
Trainees and student interns	10,019	9,607	412	4.3	10,146

Number of employees as of the balance sheet date

	As of September 30,				As of December 31,
	2005	2004	Change	% Change	2004

Civil servants	46,300	47,771	(1,471)	(3.1)	47,163
Non-civil servants	197,118	200,120	(3,002)	(1.5)	197,482
Deutsche Telekom Group	243,418	247,891	(4,473)	(1.8)	244,645
Trainees and student interns	11,719	11,753	(34)	(0.3)	11,693

Note (5) Depreciation, amortization and impairment losses (amended)

The components of depreciation and amortization for the three months and nine months ended September 30, 2005 and 2004 and December 31, 2004 are as follows:

	For the three months ended September 30,		For the nine months ended September 30,		For the year ended December 31,
	2005	2004	2005	2004	2004
	(millions of €, except where indicated)

Amortization and impairment of intangible assets	(608)	(2,932)	(1,845)	(4,980)	(5,461)
of which: UMTS licenses	(215)	(216)	(643)	(306)	(519)
of which: U.S. mobile communications licenses	—	—	(23)	(1,342)	(1,250)
of which: goodwill	(2)	(2,428)	(2)	(2,428)	(2,434)
Depreciation and impairment of property, plant and equipment	(1,982)	(1,919)	(5,889)	(5,764)	(7,666)
Total depreciation, amortization and impairment losses	(2,590)	(4,851)	(7,734)	(10,744)	(13,127)

The decrease in depreciation, amortization and impairment losses of approximately EUR 3.0 billion resulted primarily from the non-recurrence of goodwill impairment losses at T-Mobile UK (EUR 2.2 billion) and Slovak Telecom (EUR 0.2 billion), as well as the impairment loss of EUR 1.3 billion on U.S. mobile communications licenses charged in the previous year due to the winding up of the network joint venture between T-Mobile USA and Cingular Wireless. In the first nine months of 2005, this decrease was offset by an increase in the amortization of UMTS licenses by around EUR 0.3 billion year-on-year, as the UMTS licenses in Germany and the United Kingdom were put into commercial operation during the second and third quarters of 2004 respectively. Depreciation and impairment of property, plant and equipment also increased by approximately EUR 0.1 billion, due primarily to increases in depreciable assets relating to the networks in California, Nevada and New York acquired in the first quarter of 2005.

Note (6) Noncurrent assets (amended)

The components of noncurrent assets as of September 30, 2005 and 2004 and December 31, 2004 are as follows:

	September 30, 2005	As of September 30, 2004	December 31, 2004
	(millions of €)

Intangible assets	54,132	52,274	50,745
of which: goodwill	20,210	19,109	18,705
of which: UMTS licenses	13,867	14,562	14,315
of which: U.S. mobile communications licenses	16,732	15,944	14,501
Property, plant and equipment	47,859	46,830	46,294
Financial assets	2,565	4,012	4,303
Deferred tax assets	4,559	5,103	4,724
Other noncurrent assets	368	287	360
Total noncurrent assets	109,483	108,506	106,426

The increase in intangible assets is mainly related to exchange rate effects amounting to approximately EUR 2.9 billion, as well as the increase in goodwill from the acquisition of additional interests in T-Online International AG and the wholesale agreement with Cingular Wireless in the United States. The increase in property, plant and equipment is mainly due to exchange rate effects of approximately EUR 0.9 billion as well as the purchase of networks in California, Nevada and New York.

The additions to non current assets for the nine months ended September 30, 2005 and 2004 and the twelve months ended December 31, 2004 are as follows:

	For the nine months ended September 30,		For the year ended December 31,
	2005	2004	2004
	(millions of €)

Intangible assets	2,209	735	1,325
Property, plant and equipment	5,832	3,499	5,254
Total additions to non current assets	8,041	4,234	6,579

The increased spending on intangible assets is primarily due to goodwill of EUR 0.8 billion from the acquisition of additional interests in T-Online International AG, while the addition to property, plant and equipment is largely attributable to the acquisition of networks in California, Nevada and New York.

Note (7) Stock-based compensation plans

Deutsche Telekom AG, T-Online International AG, T-Mobile USA, T-Mobile UK and Magyar Telekom all have stock-based compensation plans. The significant stock-based compensation plans are described below.

Stock option plans

Deutsche Telekom AG stock option plans

In the 2000 financial year, Deutsche Telekom granted stock options to certain employees for the first time. On July 19, 2000, Deutsche Telekom granted options to the beneficiaries of the 2000 Stock Option Plan on the basis of the resolution adopted by the shareholders’ meeting in May 2000.

In addition, the shareholders’ meeting in May 2001 approved the introduction of a 2001 Stock Option Plan, resulting in the granting of stock options in August 2001 and July 2002.

The following table provides an overview of the development of the total stock options held under the 2000 and 2001 plans:

	SOP 2001		SOP 2000
	Stock options	Weighted average exercise price	Stock options	Weighted average exercise price
	thousands	€	thousands	€
Outstanding stock options at January 1, 2005	11,443	24.36	855	62.69
Granted	0	—	0	—
Exercised	194	12.36	0	—
Forfeited	113	23.92	855	62.69
Outstanding at September 30, 2005	11,136	24.57	0	—
Exercisable at September 30, 2005	11,136	24.57	0	—

The options from the 2000 stock option plan were worth EUR 25.08 at the time they were granted. The options of the 2001 and 2002 tranches of the 2001 stock option plan were worth EUR 4.87 and EUR 3.79 respectively.

T-Online International AG stock option plans

The extraordinary shareholders’ meeting of T-Online International AG resolved a 2000 Stock Option Plan for the Board of Management, and for specialists and executives of T-Online and its subsidiaries, prior to the company’s initial public offering. The 2001 shareholders’ meeting approved a new stock option plan, structured as a “premium-priced plan,” to enhance the company’s competitiveness.

The following table provides an overview of the development of the total stock options held under the 2000 and 2001 plans

	SOP 2001		SOP 2000
	Stock options	Weighted average exercise price	Stock options	Weighted average exercise price
	thousands	€	thousands	€
Outstanding stock options at January 1, 2005	3,868	10.31	117	37.65
Granted	0	—	0	—
Exercised	0	—	0	—
Forfeited	232	10.31	117	37.65
Outstanding at September 30, 2005	3,636	10.30	0	—
Exercisable at September 30, 2005	3,603	10.31	0	—

T-Mobile USA (VoiceStream/ Powertel) stock option plan

Before its acquisition on May 31, 2001, VoiceStream/Powertel (now: T-Mobile USA) had granted stock options to its employees. On May 31, 2001, these were converted at a rate of 3.7647 per unvested, outstanding T-Mobile USA option.

At December 31, 2004, 17.5 million shares were available for outstanding options for the 1999 Management Incentive Stock Option Plan (“MISOP”), which was changed as a consequence of the acquisition on May 31, 2001. The vesting period and option terms relating to the option plan are determined by the MISOP administrator. The options typically vest for a period of four years and have a term of up to 10 years.

Before its acquisition on May 31, 2001, Powertel had granted stock options to its employees. On May 31, 2001, as a consequence of the acquisition, all unvested, outstanding Powertel options were converted into Deutsche Telekom options at a conversion rate of 2.6353.

In addition, T-Mobile USA issued performance options to certain executives in 2003.

The following table provides an overview of the development of the total stock options issued by T-Mobile USA, including performance options, and Powertel combined in 2004:

	Stock options	Weighted average exercise price
	thousands	USD
Outstanding stock options at January 1, 2005	17,516	19.68
Granted	0	—
Exercised	1,554	9.54
Forfeited	1,312	24.34
Outstanding at September. 30, 2005	14,650	20.17
Exercisable at September 30, 2005	13,127	18.74

Magyar Telekom (MATÁV) stock option plan

On April 26, 2002, the shareholders’ meeting of Magyar Telekom approved the introduction of a management stock option plan.

On July 1, 2002, Magyar Telekom used its authority under the shareholders’ resolutions adopted in April 2002 to grant these options for the first tranche (exercisable 2003) and for the second and third tranches (exercisable 2004 and 2005 respectively).

The following table provides an overview of the development of the total stock options held:

	Stock options	Weighted average exercise price
	thousands	HUF
Outstanding stock options at January 1, 2005	3,207	944
Granted	0	—
Exercised	916	940
Forfeited	284	944
Outstanding at September 30, 2005	2,007	945
Exercisable at September 30, 2005	2,006	945

Mid-Term Incentive Plan (MTIP)

Deutsche Telekom AG MTIP

In the 2004 financial year, Deutsche Telekom AG introduced its first Mid-Term Incentive Plan (MTIP) to ensure competitive total compensation for members of the Board of Management and senior executives of the Deutsche Telekom Group, and other beneficiaries mainly in the United States and the United Kingdom. The MTIP is a global, Group-wide compensation instrument for Deutsche Telekom AG and other participating Group companies that promotes mid- and long-term value creation in the Group, and therefore combines the interests of management and shareholders. The plans each have a term of three years. The intention is to launch the plan annually on a revolving basis for 5 years. A decision will be taken each year on whether to re-launch the plan, as well as on the specific terms of the plan, in particular the performance targets. The MTIP 2004 came into effect on January 1, 2004 and will end after the expiration of the three-year term on December 31, 2006; the MTIP 2005 came into effect on January 1, 2005 and will end after the expiration of the three-year term on December 31, 2007.

The MTIP is a cash-based plan. A certain amount is earmarked as an award to the beneficiaries by the respective employer, and this amount is paid out to the beneficiaries at the end of the plan, dependent on the achievement of the two performance targets determined in advance.

The first, absolute performance target is reached if, at the end of the term of the plan, i.e., after three years, Deutsche Telekom’s share price has risen by at least 30 % since the beginning of the plan.

The second, relative performance target is achieved if the total return of the T-Share has outperformed the Dow Jones EuroSTOXX Total Return Index on a percentage basis during the term of the plan.

If both performance targets are achieved, then the total amount of the award is paid out; if only one performance target is achieved, only 50 % of the amount is paid out; and if neither performance target is achieved, no payment is made

T-Mobile USA MTIP

T-Mobile USA’s MTIP is based on the same conditions as Deutsche Telekom AG’s MTIP.

T-Mobile USA LTIP

In addition to the MTIP, T-Mobile USA has established a performance cash plan as a Long-Term Incentive Plan (LTIP) that is aimed at the top management, from the vice presidents upwards. Additional customer growth and profit targets have been agreed for this group of persons.

T-Mobile UK MTIP

T-Mobile UK’s MTIP is also based on the same conditions as Deutsche Telekom AG’s MTIP. In addition to the two performance targets in that plan, however, T-Mobile UK has introduced a third target for a defined group of participants which is based on the cash contribution (EBITDA before investments in property, plant and equipment, and intangible assets). The third performance target can only be achieved after the two other performance targets have been achieved.

T-Online International AG MTIP

T-Online’s MTIP is also based on the same conditions as Deutsche Telekom AG’s MTIP, with the exception that performance is measured in terms of the development of T-Online’s shares and the TecDAX share index.

Magyar Telekom (MATÁV) MTIP

Magyar Telekom’s MTIP is also based on the same conditions as Deutsche Telekom AG’s MTIP, with the exception that performance is measured in terms of the development of Magyar Telekom’s shares.

In the first nine months of 2005, the expenses relating to the 2004/2005 MTIPs in the Deutsche Telekom Group totaled approximately EUR 16 million. Expenditures for the 2004/2005 LTIP at T-Mobile USA amounted to around EUR 9 million.

Note (8) Total financial liabilities (amended)

The components of total financial liabilities (which includes current and noncurrent financial liabilities) as of September 30, 2005 and 2004 and December 31, 2004 are as follows:

	As of
	September 30, 2005	September 30, 2004	December 31, 2004
	(millions of €)

Bonds	37,648	43,748	39,820
Liabilities to banks	2,366	3,163	3,082
Liabilities to non-banks from promissory notes	648	718	651
Liabilities from derivatives	817	998	1,159
Lease liabilities	2,427	2,294	2,487
Liabilities arising from ABS transactions	1,354	1,190	1,563
Other financial liabilities	1,961	2,522	2,328
Total financial liabilities	47,221	54,633	51,090

Note (9) Contingencies and other financial obligations (amended)

Contingencies and other financial obligations increased by EUR 4.5 billion to EUR 31.3 billion compared with December 31, 2004. The increase is primarily related to leasing obligations of T-Mobile USA; which are related to the dissolution of the U.S. mobile communications joint venture, which resulted in an increase in obligations in connection with the network infrastructure in California, Nevada and New York. The movement of the U.S. dollar (USD) exchange rate also contributed to the increase.

In 2002, Deutsche Telekom applied to the US tax authorities (Internal Revenue Service, IRS) for a determination regarding the exemption from US withholding tax with respect to certain payments made between subsidiaries of Deutsche Telekom. Deutsche Telekom understands that the IRS is currently discussing whether to modify the requirements and conditions for granting such determinations and whether any such modification will impact the pending application. To date, Deutsche Telekom has not received any decision in writing from the IRS (or any definitive or final oral comments on this matter). Accordingly, Deutsche Telekom does not at this time have any definitive information on the likely outcome of the current discussions within the IRS. In addition, on invitation of the IRS, Deutsche Telekom has filed a formal private letter ruling request that would also grant withholding tax relief. Deutsche Telekom believes that it is more likely than not that a favorable determination will ultimately be granted. Accordingly, the amount of withholding taxes involved is not contained in the financial statements. Such amount is estimated to be approximately USD 400 million.

Note (10) Segment information (amended)

The segment report for the period ending September 30, 2005 complies with IAS 14. It has been prepared in accordance with the IFRSs that, according to current information, must be applied to the first consolidated IFRS financial statements for the period ending December 31, 2005. The primary reporting format pursuant to IFRS has been restructured to reflect Deutsche Telekom Group’s realignment according to strategic business areas. Prior-year figures have been adjusted to reflect the new structure and accounting standards.

Deutsche Telekom evaluates the segments’ performance based on their profit/loss from operations (EBIT). The share of profit/loss of associates and joint ventures accounted for using the equity method is reported separately. Depreciation and amortization are shown separately from impairment losses.

The following tables give an overall summary of Deutsche Telekom’s segments for the full 2004 financial year as well as for the third quarter and first nine months of both 2005 and recast comparative for 2004. In addition to the details of the segments, there is also a reconciliation line.

For the year ended December 31, 2004	Net revenue	Inter- segment revenue	Total revenue	Profit (loss) from operations (EBIT)	Share of profit (loss) from equity- method investments	Depreciation and amortization	Impairment losses
	(millions of €)

Broadband / Fixed Network	22,397	4,615	27,012	5,551	25	(4,199)	(200)
Mobile Communications	25,450	1,077	26,527	1,524	1,177	(3,379)	(3,564)
Business Customers	9,246	3,716	12,962	554	(298)	(953)	(2)
Group Headquarters & Shared Services	260	3,266	3,526	(1,441)	27	(784)	(101)
Reconciliation	—	(12,674)	(12,674)	77	14	56	(1)
Group	57,353	—	57,353	6,265	945	(9,259)	(3,868)

For the three months ended September 30, 2005	Net revenue	Inter- segment revenue	Total revenue	Profit (loss) from operations (EBIT)	Share of profit (loss) from equity- method investments	Depreciation and amortization	Impairment losses
	(millions of €)

Broadband / Fixed Network	5,400	1,069	6,469	1,401	65	(986)	(2)
Mobile Communications	7,409	239	7,648	1,540	41	(1,184)	(1)
Business Customers	2,178	965	3,143	198	0	(214)	0
Group Headquarters & Shared Services	69	798	867	(342)	0	(167)	(46)
Reconciliation	—	(3,071)	(3,071)	(7)	0	11	(1)
Group	15,056	—	15,056	2,790	106	(2,540)	(50)

For the three months ended September 30, 2004	Net revenue	Inter- segment revenue	Total revenue	Profit (loss) from operations (EBIT)	Share of profit (loss) from equity- method investments	Depreciation and amortization	Impairment losses
	(millions of €)

Broadband / Fixed Network	5,436	1,176	6,612	1,299	4	(1,027)	(153)
Mobile Communications	6,663	251	6,914	(845)	65	(933)	(2,282)
Business Customers	2,200	969	3,169	213	(157)	(236)	0
Group Headquarters & Shared Services	57	830	887	(238)	0	(190)	(47)
Reconciliation	—	(3,226)	(3,226)	(83)	0	16	1
Group	14,356	—	14,356	346	(88)	(2,370)	(2,481)

For the nine months ended September 30, 2005	Net revenue	Inter- segment revenue	Total revenue	Profit (loss) from operations (EBIT)	Share of profit (loss) from equity- method investments	Depreciation and amortization	Impairment losses
	(millions of €)

Broadband / Fixed Network	16,278	3,215	19,493	4,244	74	(3,007)	(3)
Mobile Communications	20,902	689	21,591	3,731	106	(3,475)	(26)
Business Customers	6,707	2,761	9,468	567	2	(654)	0
Group Headquarters & Shared Services	200	2,403	2,603	(841)	(1)	(503)	(106)
Reconciliation	—	(9,068)	(9,068)	(52)	2	42	(2)
Group	44,087	—	44,087	7,649	183	(7,597)	(137)

For the nine months ended September 30, 2004	Net revenue	Inter- segment revenue	Total revenue	Profit (loss) from operations (EBIT)	Share of profit (loss) from equity- method investments	Depreciation and amortization	Impairment losses
	(millions of €)
Broadband / Fixed Network	16,704	3,665	20,369	4,240	19	(3,221)	(158)
Mobile Communications	19,001	834	19,835	346	218	(2,418)	(3,637)
Business Customers	6,736	2,780	9,516	508	(298)	(715)	0
Group Headquarters & Shared Services	188	2,447	2,635	(880)	(1)	(559)	(78)
Reconciliation	—	(9,726)	(9,726)	(141)	0	41	1
Group	42,629	—	42,629	4,073	(62)	(6,872)	(3,872)

Note (11) Earnings per share (amended)

	For the three months ended September 30,		For the nine months ended September 30,		For the year ended December 31,
	2005	2004	2005	2004	2004

Net profit/loss (millions of €)	2,442	(1,393)	4,595	(143)	1,593
Adjustment for interest expense and debt fee amortization of mandatory convertible bond (millions of €) (net of tax)	25	24	74	72	95
Adjusted net profit/loss – basic and diluted (millions of €)	2,467	(1,369)	4,669	(71)	1,688

Weighted average shares outstanding (in millions)	4,172	4,168	4,171	4,167	4,167
Effect from the potential conversion of the mandatory convertible bonds (millions of €)	156	157	156	157	156
Weighted average shares outstanding - basic (in millions)	4,328	4,325	4,327	4,324	4,323
Diluted effect of options and warrants (in millions)	1	0	4	6	5
Weighted average shares outstanding – diluted (in millions)	4,329	4,325	4,331	4,330	4,328
Earnings per share (in €)
Basic earnings per share under IFRS (in €)	0.57	(0.32)	1.08	(0.02)	0.39
Diluted earnings per share under IFRS (in €)	0.57	(0.32)	1.08	(0.02)	0.39

Note (12) Material effects of the transition from German GAAP to IFRS (amended)

Material effects on the net assets, financial position and results of operations as a consequence of the transition from German GAAP to IFRS are presented in the following reconciliation.

Reconciliation of consolidated shareholders’ equity

	Explanatory notes	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004	December 31, 2003	January 1, 2003
		(millions of €)

Shareholders’ equity under German GAAP		37,941	37,862	36,753	34,999	33,811	35,416
Goodwill	(1)	(3,070)	(4,095)	(2,408)	(3,027)	(3,508)	(5,953)
Mobile communications licenses	(1)	9,773	10,207	10,922	13,835	13,134	13,973
Software	(2)	583	562	545	576	608	623
Borrowing costs	(3)	(477)	(493)	(527)	(549)	(574)	(774)
Available for-sale financial assets	(4)	856	131	96	197	270	283
Leases	(5)	(641)	(573)	(564)	(498)	(456)	(189)
Provisions	(6)	1,550	1,894	1,973	1,456	1,587	1,093
Pension provisions		381	259	277	260	279	(167)
Other provisions		1,169	1,635	1,696	1,196	1,308	1,260
Deferred revenue	(7)	(1,023)	(974)	(966)	(987)	(944)	(923)
Other IFRS adjustments	(8)	294	267	582	619	60	101
Deferred taxes	(9)	17	(198)	(195)	(963)	(250)	1,314
Deferred tax assets		2,854	3,096	3,257	2,798	4,008	7,008
Deferred tax liabilities		(2,837)	(3,294)	(3,452)	(3,761)	(4,258)	(5,694)
Shareholders’ equity under IFRS		45,803	44,590	46,211	45,658	43,738	44,964

Reconciliation of profit/loss after income taxes

	Explanatory notes	Q1 2004	Q2 2004	H1 2004	Q3 2004	Q1 - Q3 2004	2004	2003
		(millions of €)

Income after taxes under German GAAP		266	1,748	2,014	1,491	3,505	4,933	1,623
Goodwill	(1)	636	649	1,285	(1,781)	(496)	115	1,584
Mobile communications licenses	(1)	265	(2,972)	(2,707)	(570)	(3,277)	(3,083)	1,113
Software	(2)	(34)	(34)	(68)	19	(49)	(24)	(6)
Borrowing costs	(3)	31	26	57	31	88	94	184
Available for-sale financial assets	(4)	(18)	7	(11)	(2)	(13)	(13)	(7)
Leases	(5)	(38)	(67)	(105)	(12)	(117)	(191)	(271)
Provisions	(6)	(129)	528	399	(58)	341	30	500
Pension provisions		(23)	20	(3)	(4)	(7)	105	439
Other provisions		(106)	508	402	(54)	348	(75)	61
Deferred revenue	(7)	(43)	19	(24)	(20)	(44)	(83)	(24)
Other IFRS adjustments	(8)	130	(20)	110	(73)	37	72	(118)
Deferred taxes	(9)	(222)	773	551	(284)	267	167	(2,061)
Profit (loss) after income taxes under IFRS		844	657	1,501	(1,259)	242	2,017	2,517

Explanatory notes on the reconciliation of shareholders’ equity and profit/loss after income taxes under IFRS

(1)               Goodwill and mobile communications licenses.

In contrast to German GAAP, under IFRS U.S. mobile communications licenses are not amortized on account of their indefinite useful life but instead are reviewed for impairment once a year (“impairment-only approach”). For this reason, the amortization and impairment of the U.S. mobile communications licenses charged in accordance with German GAAP as of January 1, 2003 were reversed. This increased the carrying amount of the U.S. mobile communications licenses at January 1, 2003 by EUR 9.9 billion.

In contrast to German GAAP, goodwill is not amortized under IFRS on account of its indefinite useful life. Instead, goodwill is tested for impairment once a year and, if a triggering event exists, during the year.

The impairment test performed in accordance with IFRS resulted in an impairment at T-Mobile USA of EUR 5.0 billion as of January 1, 2003 and of EUR 0.8 billion as of December 31, 2003, which was recognized through a reduction in the goodwill carrying amount. As part of the winding up of the U.S. mobile communications joint venture with Cingular Wireless in 2004 and the ensuing transfer of mobile communications licenses, these assets were impaired by around EUR 1.3 billion.

The impairment test of the unit T-Mobile UK, which is part of T-Mobile, resulted in an impairment under IFRS of EUR 0.6 billion as of January 1, 2003 and EUR 2.2 billion as of December 31, 2004, which reduced goodwill accordingly.

The impairment test of the cash-generating unit T-Mobile Netherlands, which is part of T-Mobile, resulted in an impairment under IFRS as of January 1, 2003 which was recognized through a reduction of EUR 0.1 billion in the goodwill carrying amount.

The impairment test of the entity Magyar Telekom, which is part of T-Com, resulted in an impairment under IFRS of EUR 0.3 billion as of January 1, 2003 and of EUR 0.2 billion as of December 31, 2003; the impairment test of the Slovak Telecom unit, which is part of T-Com, resulted in an impairment under IFRS of EUR 0.2 billion as of December 31, 2004. These impairments were recognized through a reduction in the goodwill carrying amount.

UMTS licenses must be amortized under IFRS due to their finite useful lives. Under IFRS, however, they may only be amortized from the time the UMTS network is put into operation, rather than from the time of their acquisition. In Austria the UMTS network was put into operation in December 2003, in Germany in the second quarter of 2004 and in the United Kingdom in the third quarter of 2004. The UMTS networks have not yet been put into operation in the Netherlands and the Czech Republic. The amortization and write-downs charged as of January 1, 2003 have therefore been reversed. This reversal resulted in an increase of EUR 4.1 billion in the carrying amounts of the UMTS licenses as of January 1, 2003. After the networks had been put into operation, the UMTS licenses were amortized under IFRS by EUR 0.5 billion in the 2004 financial year.

(2)               Software.

Recognizing internally generated software, which is not permissible under German GAAP, increases shareholders’ equity under IFRS in all of the periods presented. Profit after income taxes under IFRS remains largely unchanged in the periods presented.

(3)               Borrowing costs.

The fact that Deutsche Telekom does not make use of the option under IFRS to recognize borrowing costs results in adjustments having to be made. Under German GAAP, borrowing costs accounted for during the construction period were recognized. Not recognizing borrowing costs reduces shareholders’ equity under IFRS in all periods. The lower amortization than under German GAAP increases profit after income taxes.

(4)               Available for-sale financial assets .

Investments in companies not fully consolidated and not accounted for in the consolidated financial statements under the equity method (available for-sale financial assets) must be measured at fair value according to IFRS. As a rule, the resulting unrealized gains and losses are recognized directly in equity. If an impairment is permanent, it must be recognized in the income statement. According to German GAAP, these assets are measured at amortized cost or, if appropriate, at the lower fair value. As a result of the different accounting policies used under IFRS and German GAAP, the IFRS shareholders’ equity increases in all of the periods presented. The main effect at December 31, 2004 relates to the remeasurement of Mobile TeleSystems OJSC (MTS). The carrying amount of the investment in MTS under IFRS at December 31, 2004 is around EUR 1.0 billion; the effect of around EUR 0.8 billion resulting from the remeasurement has no effect on the income statement and is recognized directly in equity. Profit after income taxes remains largely unchanged in the periods presented.

(5)               Leases.

A considerably larger number of leases tend to be classified as finance leases under IFRS than under German GAAP. While in an operating lease it is the lessor that recognizes the asset, it is the lessee that recognizes the asset in a finance lease.

Deutsche Telekom has entered into sale and leaseback transactions in connection with its real estate portfolio. Under German GAAP, these transactions usually involved the sale of the real estate that was subsequently leased back, whereas under IFRS the buildings must be classified as finance leases and the land as operating leases. Under IFRS, this results in the recognition of interest expense and a depreciation charge for the buildings and the recognition of rental expense for the land; the disposal gain must be spread over the term of the lease. Under German GAAP, gains or losses from the sale of real estate are recorded, as is rental expense.

This reduces shareholders’ equity and the profit after income taxes under IFRS in all of the periods presented.

(6)               Provisions.

Provisions must be recognized for pension obligations under both German GAAP and IFRS. Under German commercial law, Deutsche Telekom’s pension obligations were calculated in accordance with the provisions of SFAS 87. Differences between the carrying amounts under IFRS and SFAS 87 arise in particular from the different treatment of actuarial gains and losses and the fact that the additional minimum liability is not recognized under IFRS. This reduces shareholders’ equity in the opening IFRS consolidated balance sheet and increases it at the other reporting dates presented. Profit after income taxes increases for the full 2003 and 2004 financial years; it decreases for the first quarter of 2004, but increases slightly for the second quarter; in the third quarter of 2004, profit after income taxes remains largely unchanged.

In the other provisions, it is primarily the restructuring provisions that increase shareholders’ equity in all of the periods presented because the recognition of restructuring provisions under IFRS is subject to more detailed and stricter criteria than under German GAAP. Furthermore, provisions for future internal expenses that may be recognized under German GAAP are not carried under IFRS. Profit after income taxes increases for the full 2003 and decreases for the full 2004 financial years. Profit after income taxes decreases for the first and third quarters of 2004; however, it increases for the second quarter of 2004 because the provision for expected losses from executory contracts that relates to the winding up of the U.S. mobile communications joint venture with Cingular Wireless and was recognized under German GAAP is not permitted under IFRS.

(7)               Deferred revenue.

The main difference between German GAAP and IFRS is the way up-front fees are recognized. Under German GAAP, the up-front fees are recognized as revenue on the date on which the line is activated. Under IFRS, on the other hand, the up-front fees and the incremental costs are accrued over the average duration of the customer relationship. In addition, differences in the recognition of long-term construction contracts, leases and multiple-element arrangements have an impact on revenue. Overall, this reduces shareholders’ equity under IFRS in all of the periods presented. Profit after income taxes remains largely unchanged.

(8)               Other IFRS adjustments.

Other IFRS adjustments relate, for example, to the different accounting principles applicable for asset-backed securitizetion (ABS) transactions, derivatives and measurement of property, plant and equipment. All in all this increased shareholders’ equity in all of the periods presented. Profit after income taxes decreases for the full 2003 financial year as well as for the second and third quarters of 2004, and increases for all other periods presented.

(9)               Deferred taxes.

Deutsche Telekom did not apply GAS 10 in its consolidated financial statements under German GAAP up to December 31, 2004. The differences in the definition of deferred taxes under IFRS and German GAAP relate in particular to Deutsche Telekom AG’s “contribution goodwill,” tax loss carryforwards, and general recognition and measurement differences between IFRS and German GAAP.

As a result of the privatization of Deutsche Telekom AG, goodwill was recognized in the tax accounts (“contribution goodwill”), yet no goodwill is to be capitalized in Deutsche Telekom AG’s consolidated balance sheets under IFRS. In contrast to German GAAP, Deutsche Telekom recognizes deferred taxes on this temporary difference in accordance with IAS 12 that will be reversed on a pro rata basis through goodwill amortization.

Furthermore, under IFRS – in contrast to German GAAP – deferred tax assets are recognized on future expected tax reductions from the deduction of tax loss carryforwards. Taking the forecast development of earnings into account, it is sufficiently certain that the recognized deferred tax assets from loss carryforwards will be realized.

The recognition of deferred taxes of EUR 7.0 billion as of January 1, 2003 leads to an increase in shareholders’ equity under IFRS; the item income tax in the income statement increases as a result of the reversal of deferred tax assets in all of the periods presented.

The deferred taxes recognized on measurement differences primarily relate to deferred tax liabilities on measurement differences between IFRS carrying amount and tax bases in connection with the carry amount of U.S. mobile communications licenses. The recognition of these deferred tax liabilities reduces shareholders’ equity under IFRS. Since these licenses are not amortized, the deferred tax liabilities are initially not released. The impairment recognized under IFRS in the second quarter of 2004 and the reversal of the write-up of these licenses under German GAAP resulted in the corresponding release of the deferred tax liabilities and, consequently, in an increase in profit after income taxes under IFRS.

Net cash from operating activities

		For the three months ended		For the six months ended	For the three months ended	For the nine months ended 2004	For the year ended
	Explanatory notes	March 31, 2004	June 30, 2004	June 30, 2004	September 30, 2004	September 30, 2004	December 31, 2004
		(millions of €)
German GAAP		4,250	2,878	7,128	3,680	10,808	16,307
Internally developed software	(10)	15	39	54	99	153	254
ABS	(11)	(211)	160	(51)	(7)	(58)	(339)
Leases	(12)	20	91	111	49	160	207
Borrowing costs	(13)	(8)	(14)	(22)	(7)	(29)	(58)
Other		238	(254)	(16)	105	89	349
IFRS		4,304	2,900	7,204	3,919	11,123	16,720

Net cash used in investing activities

	Explanatory notes	Q1 2004	Q2 2004	H1 2004	Q3 2004	For the nine months ended 2004	For the year ended December 31, 2004
		millions of €	millions of €	millions of €	millions of €

German GAAP		(1,337)	(2,014)	(3,351)	(1,001)	(4,352)	(4,318)
Internally developed software	(10)	(15)	(39)	(54)	(99)	(153)	(254)
ABS	(11)	19	20	39	7	46	41
Leases	(12)	22	18	40	(5)	35	37
Borrowing costs	(13)	8	14	22	7	29	58
Other		(32)	0	(32)	(131)	(163)	(65)
IFRS		(1,335)	(2,001)	(3,336)	(1,222)	(4,558)	(4,501)

Net cash used in financing activities

	Explanatory notes	Q1 2004	Q2 2004	H1 2004	Q3 2004	Q1 - Q3 2004	2004
		millions of €	millions of €	millions of €	millions of €	millions of €	millions of €

German GAAP		(2,606)	(3,598)	(6,204)	(3,138)	(9,342)	(12,652)
ABS	(11)	192	(180)	12	0	12	298
Leases	(12)	(42)	(109)	(151)	(44)	(195)	(244)
Other		(202)	267	65	16	81	(283)
IFRS		(2,658)	(3,620)	(6,278)	(3,166)	(9,444)	(12,881)

Explanatory notes on the reconciliation of the consolidated cash flow statement

(10)         Internally developed software.

Under German GAAP, expenses for internally developed software are recognized as operational expenses. As such, the payments are shown under net cash from operating activities. Under IFRS, these expenses are recognized as internally generated intangible assets. These payments lead to an addition to assets and are shown under net cash used in investing activities.

(11)         ABS.

Under IFRS, both financial liabilities and trade receivables increase. Changes under this item are classified accordingly as cash flows arising from financing activities or working capital and are therefore shown under net cash from operating activities. The effects of retained discounts and fractions are no longer classified as net cash from operating activities, but are presented under financial liabilities or financial receivables and shown under net cash used in investing or from/used in financing activities.

(12)         Leases.

Agreements that are classified as finance leases under IFRS in contrast to German GAAP lead to the recognition of the leased property by the lessee under lease liabilities. For the lessee, the lease payments represent interest payments and repayments. These repayments are shown under net cash from/used in financing activities. In the case of an operating lease under German GAAP, these payments for operating leases were assigned to net cash from operating activities. In cases where Deutsche Telekom is the lessor of a finance lease under IFRS, the payments received (from the lessee) represent repayments of financial receivables and as such are shown under net cash used in investing activities.

(13)         Borrowing costs.

Under German GAAP, borrowing costs are recognized and shown under cash outflows for investments. Under IFRS, the exemption to recognize borrowing costs was not applied, and the payments are included in interest paid under net cash from operating activities.

Note (13) Subsequent events

Federal Network Agency is reviewing the Call Time 240 rate

For the first time since the new German Telecommunications Act was enacted in 2004, the Federal Network Agency (the German telecommunications regulator) initiated a proceeding on October 12, 2005 to review end-customer rates retrospectively. This review applies to the Call Time 240 rate, under which T-Com’s ISDN customers have been awarded 240 calling minutes for “City” calls and calls within Germany for a small surcharge since September 1, 2005.

Postal Civil Service Health Insurance Fund

Deutsche Telekom is expecting a gain in the fourth quarter of 2005 from the anticipated reduction in liabilities relating to the annual deficit compensation for the Postal Civil Service Health Insurance Fund (Postbeamtenkrankenkasse). The basis for this is the German Federal Posts and Telecommunications Agency Reorganization Act (Gesetz zur Reorganisation der Bundesanstalt für Post

und Telekommunikation) adopted in the third quarter of 2005, which, among other things, establishes a new governance and financing structure for the Postal Civil Service Health Insurance Fund. The Act comes becomes effective on December 1, 2005.

Impairment tests

Deutsche Telekom performs its annual impairment test at September 30. Deutsche Telekom has not completed this test for its mobile business in the UK (T-Mobile UK) and it is still evaluating information from a number of different sources, including the announcement made by Telefonica on October 31, 2005 that it plans to acquire the British O2 group for a price of 200 pence per share (approximately GBP 17.7 billion). This analysis may result in an impairment charge. Any such impairment charge could be significant.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion, which has been prepared on the basis of IFRS, in conjunction with the annual consolidated financial statements, including the notes to those financial statements, contained in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2005. However, those financial statements have been prepared in accordance with the requirements of the German Commercial Code (HGB-German GAAP), which differ in certain significant respects from U.S. generally accepted accounting principles (U.S. GAAP) and International Financial Reporting Standards (IFRS). For a discussion of the principal differences between German GAAP and U.S. GAAP as they relate to us and a reconciliation of net income (loss) and total shareholders’ equity to U.S. GAAP, see “Reconciling Differences between German GAAP and U.S. GAAP” and notes (41) through (44) to the consolidated financial statements contained in our Annual Report on Form 20-F. For a discussion of the principal differences between German GAAP and IFRS, see Notes (1) and (12) to the financial statements contained in this Report.

The strategies and expectations referred to in the following discussions under the headings “Introduction,”  “Recent Developments” and “Outlook” contain forward-looking statements and may be strongly influenced or changed by shifts in market conditions, new initiatives we implement and other factors. We cannot provide assurance that the strategies and expectations referred to in these discussions will come to fruition. Forward-looking statements are based on current plans, estimates and projections, and therefore, you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statements in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. Factors that may affect the forward-looking statements include delays in the planned merger of T-Online into Deutsche Telekom AG and the progress of our workforce adjustment initiative described below.  In addition, stronger than expected competition, technological change or regulatory developments, among other factors, may have a material adverse effect on our rates of revenue growth.  Please refer to “Forward-Looking Statements” contained in this Report and “Forward-Looking Statements” and “Item 3. Key Information — Risk Factors” contained in our Annual Report on Form 20-F for descriptions of some of the factors relevant to these discussions and other forward-looking statements in this Report.

INTRODUCTION

New accounting principles as of January 1, 2005

Commencing January 1, 2005, we converted our accounting standards from German GAAP to IFRS. The effects of this conversion on our key performance indicators will vary. For example, it is expected that total revenue will change only slightly, while net income and shareholders’ equity will increase relative to German GAAP figures primarily due to the discontinuation of the amortization of goodwill and U.S. mobile communications licenses. For more information, see “Note (1) Transition to IFRS and summary of accounting policies” included in this Report.

Strategic realignment

As previously reported, we repositioned our Company from a technology company into a customer-oriented service provider. In an effort to become the leading integrated telecommunications service provider in the industry and the fastest-growing telecommunications company in Europe, we began to concentrate on our three key strategic markets that will allow us to focus more intensively on customer needs. As of January 1, 2005, we replaced our four-pillar structure with three strategic business areas (“SBAs”):

•                  Broadband/Fixed Network — consisting of T-Com and T-Online International AG and being responsible for the consumer and carrier segment as well as technical infrastructure, along with the transfer of ICSS from T-Systems to T-Com as well as other transfer of units between T-Com and T-Systems. In the past four years, we have helped transform broadband communications in Germany into a consumer mass market. In the future, the Group will offer its customers an even broader portfolio of communication, internet access and entertainment services. The products and services delivered to homes via broadband technology will range from personalized Internet packages to film and television.

•                  Mobile Communications — responsibility for which remains with T-Mobile. Until now, a key feature of the market for mobile data communications has been the variety of technologies and networks, such as GSM, UMTS and WLAN. The important features for users are not, however, technical standards, but rather high-quality mobile services and good value. In order to provide customers with high-speed mobile data transmission and convenient use of mobile products and services, T-Mobile is focusing on all three technologies and is linking them together. It also offers innovative products and services at simple and transparent rates with clear added value for customers.

•                  Business Customers — services are provided by T-Systems Enterprise Services for multinational business customers and by T-Systems Business Services for medium-sized and large business customers. The new structure enables T-Systems, the Group unit responsible for business customers, to take a coordinated approach to marketing, and thus to refine its customer support. The

“everything under one roof” policy ensures improved customer proximity in the complex business customer segment where T-Systems acts as professional liaison and contact for all IT and telecommunications services. T-Systems provides the entire range of ICT (Information and Communications Technology) products and services with a commitment to “business flexibility.” Thus, T-Systems creates added value for business customers by helping to make operating processes more flexible and efficient.

Excellence Program

A three-year transformation program known as the Excellence Program, which serves to implement the Group strategy, was launched at the beginning of 2005. It supports the realization of the growth potential that emerged following the strategic realignment of the Group towards three growth areas: Broadband/Fixed Network, Mobile Communications and Business Customers. In addition, the program generates opportunities arising from the integration of the Group’s organization in areas such as convergent services, marketing and purchasing. The key to achieving sustained growth is to orient the Group consistently to the needs of the customer and increase customer satisfaction.

The Excellence Program has three key elements, which, when successfully implemented, will help us achieve our corporate goals:

•                       Growth programs of the three business areas.

•                       Group-wide initiatives to exploit further potential.

•                       Measures to bring about a lasting change in corporate culture.

Growth programs

The Broadband/Fixed Network SBA plans to make comprehensive investments in a new high-speed network with a bandwidth of up to 50 Mbit/s as part of “Re-Invent.” The broadband campaign is moving further towards triple play offerings, (i.e., super-fast Internet access, entertainment and communications services).

The Mobile Communications SBA is expected to achieve the intended savings (EUR 1 billion) with “Save for Growth” as scheduled and thus make a sustained contribution to the success of the Group. Besides launching new rates, T-Mobile has also further expanded its target group-specific product range. The launch of the Sidekick and “web’n’walk” products marked the introduction of open, easy-to-use mobile Internet access. Furthermore, T-Mobile plans to introduce an attractive rate plan for using mobile phones in the home environment.

Under the “Focus on Growth” program, the Business Customers SBA was able to win back customers and defend its market shares in the fiercely contested basic services business. T-Systems was also successful in tapping IT market potential, especially among small to medium-sized enterprises. T-Systems was successful in marketing full business process outsourcing solutions to major customers in Germany and abroad.

Group-wide initiatives

The Group-wide initiatives encompass projects aimed at harvesting the advantages of an integrated telecommunications provider through close cooperation among the strategic business areas. The goal of these Group-wide initiatives is to focus our solutions on the needs of our customers and the realization of efficiency gains in the Group. Process quality improvements are being implemented throughout the Group and the development of the next generation of network infrastructure is well underway. Additionally, measures in the finance area lead to a potential for savings in 2005.

Corporate culture

The successful implementation of the strategic goals of the Excellence Program depends on bringing about a change in corporate culture throughout the Group. Thus, all the business areas of Deutsche Telekom are pursuing cultural change projects. For example, all top executives are to spend at least five days a year in direct contact with customers. As part of the “Use what you sell” project, additional measures are being developed for 2006 to strengthen the customer orientation of top management and broaden their range of vision to include the entire Deutsche Telekom product world. A new “start-up program” ensures that from the beginning of 2006, every new employee joining the Group will have to spend time with the customer.

Important successes were achieved in all three key components of the Excellence Program in the first nine months of 2005. In the fourth quarter of 2005, the Excellence Program will be further developed based on the new Group strategy for the years 2006 and 2007, while keeping the same structure, and target values will be defined. There will be more measures aimed at improving service quality and expanding the range of broadband and entertainment products for consumers. The same applies to the development of convergent services and products. The measures to be implemented in the business customers sector are aimed at securing our market position in the telecommunications business and opening up new growth opportunities in the outsourcing business. The Excellence Program will place even greater emphasis on cultural change and human resources development.

RECENT DEVELOPMENTS

Postal Civil Service Health Insurance Fund

Deutsche Telekom is expecting a gain in the fourth quarter of 2005 from the anticipated reduction in liabilities relating to the annual deficit compensation for the Postal Civil Service Health Insurance Fund (Postbeamtenkrankenkasse). The basis for this is the German Federal Posts and Telecommunications Agency Reorganization Act (Gesetz zur Reorganisation der Bundesanstalt für Post und Telekommunikation) adopted in the third quarter of 2005, which, among other things, establishes a new governance and financing structure for the Postal Civil Service Health Insurance Fund. The Act becomes effective on December 1, 2005.

Impairment tests

Deutsche Telekom performs its annual impairment test at September 30. Deutsche Telekom has not completed this test for its mobile business in the UK (T-Mobile UK) and it is still evaluating information from a number of different sources, including the announcement made by Telefonica on October 31, 2005 that it plans to acquire the British O2 group for a price of 200 pence per share (approximately GBP 17.7 billion). This analysis may result in an impairment charge. Any such impairment charge could be significant.

High-speed fibre-optic network

We intend to invest in a high-speed fiber-optic network in several major German cities, which will be the basis for enhanced services, such as video on demand, in addition to existing services such as telephony and Internet access. However, this investment (EUR 3 billion) assumes the existence of clear regulatory conditions that will enable an appropriate return on investment.

MTS shares sold in full

In the third quarter of 2005, we sold our remaining stake in the Russian mobile network operator OJSC Mobile TeleSystems (MTS), which represented about 10 % of its share capital. The proceeds from this transaction were approximately USD 1.5 billion (EUR 1.2 billion) and the net gain was EUR 976 million. Combined, our sales of the financial investment in MTS resulted in aggregate total proceeds of approximately EUR 3 billion.

Acquisition of tele.ring

With the acquisition of tele.ring in the third quarter of 2005, T-Mobile Austria strengthened its position as the No. 2 in the Austrian mobile communications market with total customers of over 3 million. This equates to a market share of 37%. tele.ring Telekom Service GmbH was acquired for a purchase price of approximately EUR 1.3 billion. The transaction is subject to approval by the Austrian telecommunications regulator as well as the European Commission.

Bilateral lines of credit replace syndicated loan

In August 2005, we restructured our liquidity reserves. The syndicated loan and short-term bilateral credit lines were replaced by standardized bilateral loan agreements totaling EUR 16.8 billion. This new credit arrangement will provide us with a comfortable liquidity reserve with numerous highly reputable banks.  Since the new arrangement spreads the terms , the extension risk is reduced other than the prior syndicated loan where the terms were all concentrated on the same point in time. The initial terms of the bilateral loan agreements vary from 24 to 36 months, which may be extended eighteen months before expiry for an additional eighteen month period. Thereafter, on each anniversary of the initial extension, the term of the loan may be extended for a further period of twelve months.  Extensions are subject to approval of the banks. Additionally, the quality of the liquidity reserve has increased, since the bilateral loan agreements do not include any financial covenants or Material Adverse Change (MAC) clauses.

Deutsche Telekom prevails in arbitration proceedings against Celcom

With respect to the ICC arbitration proceedings between DeTeAsia Holding GmbH, a fully-owned subsidiary of Deutsche Telekom AG as claimant against Celcom (Malaysia) Berhad, the International Court of Arbitration of the International Chamber of Commerce (ICC) held Celcom liable for breach of contract and rendered an award in favor of DeTeAsia Holding GmbH on August 2, 2005. Accordingly, Celcom (Malaysia) Berhad was ordered to pay the sum of USD 177.2 million plus interest and costs to DeTeAsia Holding GmbH. The total amount to be paid by Celcom in accordance with the award is currently approximately USD 230 million. DeTeAsia Holding had brought the action before the International Court in March 2003 in response to Celcom (Malaysia) Berhad’s refusal, after Telekom Malaysia became the new majority shareholder in 2002, to recognize the contractually agreed rights of DeTeAsia Holding as the sole strategeic shareholder. DeTeAsia Holding’s stake in Celcom was sold to Telekom Malaysia, which now holds all shares in Celcom, in 2002.

Broadband/Fixed Network: T-Com

T-Com Innovation drive for infrastructure, products and services presented at IFA

T-Com launched an innovation campaign for infrastructure, products and services by introducing a number of customer-driven innovations at the IFA consumer electronics fair. In the area of infrastructure, a new phase of broadband development in Germany has been established with plans at T-Com for the construction of a modern, high-speed fiber-optic network. This large-scale capital investment program costing approximately EUR 3 billion with the purpose of providing high-speed broadband access based on fiber-optic technology in 50 large cities, will form the basis for innovative multimedia offerings, including new services and applications. Apart from broadband, future innovations will be focused more and more on the convergence between the fixed-line network and the mobile communications network. Besides the launch of the T-Box (single answering service for calls to the fixed-line number and the mobile number), T-Com has announced the upcoming introduction, in the second quarter of 2006, of a convergent product known as “dual phone,” which uses both WLAN and GSM technology.

Introduction of innovative new products

T-Com announced new innovative products in September 2005. Effective October 5, 2005, customers using the new calling plan “XXL Fulltime” can place low-price calls to T-Com’s fixed-line network everywhere in Germany, 24 hours a day. Also effective October 5, 2005, T-Com and T-Mobile together are offering the “Local/Local” combination package, consisting of T-Com’s voice calling plan “XXL Local” and T-Mobile’s calling plan option “Relax Local.” Initially, the new calling plan will be made available in 10 selected cities. Through these new calling plans, which are tailored specifically to customers’ needs, we will be able to tap additional market potential. The offer is initially available in the following cities: Munich, Berlin, Dortmund, Düsseldorf, Essen, Frankfurt/Main, Hamburg, Hanover, Cologne and Stuttgart.

Federal Network Agency is reviewing the Call Time 240 rate

For the first time since the new German Telecommunications Act was enacted in 2004, the Federal Network Agency (the German telecommunications regulator) initiated a proceeding on October 12, 2005 to review end-customer rates retrospectively. This review applies to the Call Time 240 rate, under which T-Com’s ISDN customers have been awarded 240 calling minutes for “City” calls and calls within Germany for a small surcharge since September 1, 2005.

Broadband/Fixed Network: T-Online

Launch of new online marketplace

In mid-September 2005, T-Online announced the launch of its new online marketplace “ElectronicScout24.” The focus of this new trading platform is on consumer electronics and telecommunications products as well as computers and household devices. With ElectronicScout24, T-Online is increasing its business potential in the e-commerce sector.

New broadband offers

T-Online expects the trend towards bigger bandwidths to continue. The “dsl flat classic” plan, which had formerly been offered only in conjunction with a T-DSL 1000 and 2000 line, has been extended for use with a TDSL 6000 line, with which users can download files at speeds up to a maximum of almost 100 times the speed of ISDN. In addition, since the beginning of November, T-Online has also been offering new rates for the Voice over IP flat rate to expand its DSL telephony offering targeted to specific groups.

Mobile Communications

T-Mobile USA crosses the 20 million customer mark

During the third quarter, T-Mobile USA passed the 20 million customer mark. One main factor in this success is delivering on the “Get more” promise to customers. T-Mobile’s promise to offer more minutes, higher performance, and better service has been enthusiastically received by customers. Since welcoming its 10 millionth customer in the first quarter of 2003, T-Mobile USA has doubled its customer base within a period of only two and a half years. T-Mobile USA also put the EDGE network for mobile data traffic into operation in the third quarter of 2005. EDGE allows considerably higher data transmission rates than GPRS.

HSDPA: Sales kick-off for HSDPA data cards

T-Mobile began selling the Mobile DSL Card 1800 on September 26, 2005, making it one of the first mobile network operators in Germany to sell HSDPA (High Speed Downlink Packet Access) data cards. HSDPA provides greater speed and convenience to consumers and business customers for all their mobile applications, whether surfing, e-mail or downloads, and is expected to be available in March 2006. The advantage of HSDPA is that it increases the maximum bandwidth in the UMTS network from 384 kbit/s to up to 1.8 Mbit/s.

T-Mobile introduces the FLASH-OFDM network technology in Slovakia

In Slovakia, T-Mobile has launched one of the first commercial mobile broadband services in Europe, using the FLASH-OFDM network technology of Flarion Technologies. This service has been available in certain areas of Bratislava and in 19 other cities of Slovakia since October 17, 2005. Customers of this service are able to download mobile data at an average speed of up to 1 Mbit/s and upload mobile data at an average speed of up to 256 kbit/s.

Business Customers

Thomas Cook outsources its telephone infrastructure in the UK and Ireland to T-Systems

Thomas Cook UK & Ireland has signed a five-year contract with T-Systems for communications services. T-Systems will upgrade and operate the travel operator’s telecommunications system in the UK and Ireland.

T-Systems to help bring digital television to Mecklenburg-Western Pomerania

T-Systems has signed an agreement with its project partners NDR, ZDF and Landesrundfunkzentrale (LRZ) for the distribution of digital terrestrial television, DVB-T (Digital Video Broadcasting-Terrestrial), in the German state of Mecklenburg-Western Pomerania. Under the terms of the contract, DVB-T will be broadcast in large parts of Mecklenburg-Western Pomerania as of December 6, 2005. T-Systems’ part in the project will be to build a new distribution network and to convert seven transmitter sites to the new TV standard. Viewers will be able to receive eight channels of the state-owned TV broadcasters right from the start.

Sparkassen financial group extends large-scale contract with T-Systems

T-Systems will continue to provide data networks for approximately 460 Sparkassen banks in Germany and their alliance partners. The contract has a term of four years and is worth approximately EUR 270 million.  The renewal of this IT service contract with the Sparkassen group affirms the top quality of T-Systems services for the banking sector.

Government of Catalonia renews large-scale contract

The government of Catalonia has again chosen T-Systems to provide and operate its information and communications systems. The contract covers the operation of the data center and storage network, the mapping of business processes with special software, and the protection and restoration of data. The contract will run until 2009 and is estimated at EUR 87 million.

OUTLOOK

Outlook for 2005

For 2005, we expect continued growth in net revenue and profit. This expectation is supported by the growth programs of the strategic business areas initiated as part of the Excellence Program. The goal of profitable growth will continue to be our focus for the remainder of 2005. Through the initatives established through the Excellence Program, we expect sustained efficiency improvements in 2005, which should have a favorable effect on operating profit.

The Broadband/Fixed Network strategic business area expects the marketing of broadband lines, Internet services, voice telephony and multimedia services such as video on demand, music downloads and games to have a positive effect on the sale of broadband services in the future. The introduced combination products and the reduction of prices for the DSL flat rate are steps of Broadband/Fixed Network to position itself for the expected growth in the broadband market. Additionally, through efficiency enhancement programs, T-Com will try to generate additional cost savings in its fixed-line business.

T-Mobile will continue to focus on service revenues. Accordingly, low-margin revenues from terminal equipment will remain of secondary importance. T-Mobile USA is expected to remain the primary growth driver of the T-Mobile group. The further development of U.S. dollar and pound sterling exchange rates may have an effect on T-Mobile’s revenue and profit.

The Business Customers strategic business area is expecting stable development in total revenue for 2005. The “Focus on Growth” program, which was launched in connection with the Excellence Program, is also expected to contribute to this stable outlook for 2005.

Outlook for 2006 - 2007

We expect net revenue of the Group to continue to grow in 2006 and 2007, in particular at Mobile Communications and Business Customers. In the Broadband/Fixed Network strategic business area, we expect net revenue to decline in 2006, but experience a turnaround in the development of its revenue growth in 2007. To achieve our revenue growth targets, we plan to increase investments in areas such as new customer acquisition, launch new products on the market, and also in marketing. As a result of these investments, operating profit in 2006 will probably not reach the level that will be achieved in 2005, but we expect that operating profit in 2007 will increase over the 2006 figure largely due to expected revenue growth and continued cost efficiency measures.

Personnel developments 2006 - 2008

The ongoing worldwide realignment of the telecommunications industry and, in particular, the tough competitive environment in the fixed network and broadband sector in Germany, imposed in part by the regulatory situation, and the rapid pace of technological development intensify the challenges facing the entire Deutsche Telekom Group in the pursuit of its target to put the Company on a viable and competitive basis in the long-term. Accordingly, on November 2, 2005, we announced that we expect to reduce our workforce over the next three years by about 32,000 employees within Germany. This includes about 7,000 employees who will be outplaced from Vivento as part of the deconsolidation of certain business lines. However, we anticipate the hiring of 6,000 new employees, particularly experts and junior staff to support the roll-out of new technologies and the alignment of the Company towards better service and higher quality. Accordingly, the net reduction of employees from the operating divisions over the next three years is expected to be 19,000.  The reduction in our workforce will be carried out in a socially considerate way and we will abide by the agreement reached with the trade unions in 2004 to avoid compulsory redundancies. It is expected that this program will result in costs of about EUR 3.3 billion over the next three years.

RESULTS OF OPERATIONS (amended)

The following table shows information concerning our condensed consolidated statements of income for the periods indicated.(1)

	For the three months ended September 30,		For the nine months ended September 30,		For the year ended December 31,
	2005	2004	2005	2004	2004
	(millions of €, except where indicated)

Net revenue	15,056	14,356	44,087	42,629	57,353
Cost of sales	(7,697)	(7,514)	(22,910)	(23,690)	(31,544)
Gross profit	7,359	6,842	21,177	18,939	25,809
Selling expenses	(3,513)	(3,049)	(10,459)	(9,331)	(12,870)
General and administrative expenses	(1,022)	(1,000)	(3,095)	(3,181)	(4,476)
Other operating income	200	405	833	1,239	1,718
Other operating expenses	(234)	(2,852)	(807)	(3,593)	(3,916)
Profit from operations	2,790	346	7,649	4,073	6,265
Finance costs	(674)	(809)	(1,845)	(2,522)	(3,280)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	106	(88)	183	(62)	945
Other financial income (expense)	952	(105)	879	(308)	(361)
Financial expense, net	384	(1,002)	(783)	(2,892)	(2,696)
Profit (loss) before income taxes	3,174	(656)	6,866	1,181	3,569
Income taxes	(595)	(603)	(1,892)	(939)	(1,552)
Profit (loss) after income taxes	2,579	(1,259)	4,974	242	2,017
Profit attributable to minority interests	137	134	379	385	424
Net profit (loss)	2,442	(1,393)	4,595	(143)	1,593
Earnings per share(2) /ADS(3), basic and diluted (€)	0.57	(0.32)	1.08	(0.02)	0.39

(1)          Different from the amounts reported in the previous year due to the adoption of IFRS. For further information, please refer to Note (1) to the financial statements contained in this Report.

(2)          Earnings per share for each period are calculated by dividing net profit by the weighted average number of outstanding shares.

(3)          One ADS corresponds in economic terms to one ordinary share of Deutsche Telekom AG.

Net Revenue (amended)

Net revenue rose to approximately EUR 44.1 billion in the first nine months of 2005. Compared to the same period of last year, this represents an increase of 3.4%. Similarly, in the third quarter of 2005, net revenue increased 4.9 % over the third quarter of 2004 to approximately EUR 15.1 billion. The increase is attributable primarily to the 8.9% increase in net revenues for the nine-month period and 10.6 % increase for the quarterly period at the Mobile Communications strategic business area, led by customer growth at T-Mobile USA.

Net Revenue in the Business Customers strategic business area decreased slighly, both in the nine-month and in the quarterly comparison. Net revenue gains in the Enterprise Services business unit, primarily in the Computing & Desktop Services area, were more than offset by a decline in revenues in the Business Services business unit.

The net revenue of Broadband/Fixed Network decreased by 2.6 % year-on-year in the first nine months of 2005. Net revenue growth at T-Online was more than offset by a decrease in net revenue at T-Com. T-Online achieved revenue gains, especially by continued expansion in the broadband market. In the third quarter of 2005, Broadband/Fixed Network net revenue decreased by 0.7 % year-on-year as T-Com managed to slow the decline in revenue. T-Com’s net revenue decreased by 3.1 % in the first nine months of 2005, an improvement over the first half of 2005 which reflected a decrease in net revenue of 4.1%. The year-on-year decline in net revenue at T-Com in the third quarter of 2005 was 1.0%. Net revenue increases in the areas of broadband and wholesale services, particularly from DSL resale with third parties and subscriber lines, as well as international carrier services and solutions, contributed to this positive trend.

Net revenue growth in the Group was impacted by consolidation and exchange rate effects. Positive effects from changes to the consolidated group totaling approximately EUR 0.3 billion – primarily related to T-Mobile Slovensko and Telekom Montenegro – were offset by negative exchange rate effects (primarily U.S. dollar (USD) translations) in the amount of approximately EUR 0.2 billion.

The following table shows the contributions of our strategic business areas to our total revenue before elimination of inter-segment revenue.

	For the three months ended September 30,		For the nine months ended September 30,		For the twelve months ended December 31,
	2005	2004	2005	2004	2004
	(millions of €, except where indicated)

Broadband/Fixed Network	6,469	6,612	19,493	20,369	27,012
Mobile Communications	7,648	6,914	21,591	19,835	26,527
Business Customers	3,143	3,169	9,468	9,516	12,962
Group Headquarters and Shared Services	867	887	2,603	2,635	3,526
Total revenue	18,127	17,582	53,155	52,355	70,027
Inter-segment revenue	(3,071)	(3,226)	(9,068)	(9,726)	(12,674)
Net revenue	15,056	14,356	44,087	42,629	57,353

Inter-segment revenues decreased by EUR 0.7 billion, or 6.8% in the first nine month of 2005. This decrease was mainly due to lower revenues generated by T-Com from other group units primarily as a result of price and volume reductions as well as the increased procurement of products on a lower margin basis.

Net revenue (excluding inter-segment revenue)

The contribution of the strategic business areas to Group net revenue (after elimination of inter-segment revenue) is presented below:

	For the nine months ended September 30, 2005	Proportion of net revenues of the Group (%)	For the nine months ended September 30, 2004	Proportion of net revenues of the Group (%)	Change	% Change	For the twelve months ended December 31, 2004
	(millions of €, except where indicated)

Broadband/ Fixed Network	16,278	37.0	16,704	39.2	(426)	(2.6)	22,397
Mobile Communications	20,902	47.3	19,001	44.6	1,901	10.0	25,450
Business Customers	6,707	15.2	6,736	15.8	(29)	(0.4)	9,246
Group Headquarters & Shared Services	200	0.5	188	0.4	12	6.4	260
Net revenue	44,087	100.0	42,629	100.0	1,458	3.4	57,353

The Mobile Communications strategic business area made the largest contribution to the net revenue of the Group, approximately 47%. The percentage of revenue generated by each of the Broadband/Fixed Network and Business Customers strategic business areas has declined to approximately 37 % and 15%, respectively.

Net revenue by geographic area (amended)

	For the three months ended September 30,		For the nine months ended September 30,		For the twelve months ended December 31,
	2005	2004	2005	2004	2004
	(millions of €, except where indicated)

Domestic (Germany)	8,397	8,567	25,425	25,759	34,741
International	6,659	5,789	18,662	16,870	22,612
Proportion generated internationally (%)	44.2	40.3	42.3	39.6	39.4
Europe (excluding Germany)	3,440	3,236	9,865	9,751	12,952
North America	3,128	2,450	8,572	6,841	9,301
Other	91	103	225	278	359
Net revenue	15,056	14,356	44,087	42,629	57,353

The proportion of revenue generated outside Germany continues to show a positive trend. In the first nine months of 2005, revenue generated outside of Germany increased by 3 percentage points over the same period last year to more than 42%. This growth is even more evident in the quarterly year-on-year comparison, in which revenue generated outside Germany in the third quarter of 2005 was in excess of 44%, or 4 percentage points higher than in the same quarter of the prior year. This increase is attributable primarily to increased revenue at T-Mobile USA.

Cost of Sales (amended)

	For the three months ended September 30,		For the nine months ended September 30,		For the twelve months ended December 31,
	2005	2004	2005	2004	2004
	(millions of €, except where indicated)

Total Group	7,697	7,514	22,910	23,690	31,544

The decrease in the cost of sales by approximately EUR 0.8 billion in the first nine months of 2005 compared with the first nine months of 2004 is due primarily to developments in the Broadband/Fixed Network and Mobile Communications business areas. In particular, the non-recurrence in 2005 of the impairment loss on mobile communications licenses in the United States of approximately EUR 1.3 billion charged in the previous year had a positive impact on Mobile Communications, although higher amortization expenses were recorded in 2005 for UMTS licenses, along with increased depreciation expenses in connection with the acquisition of networks in California/Nevada and in New York.

Selling expenses (amended)

	For the three months ended September 30,		For the nine months ended September 30,		For the twelve months ended December 31,
	2005	2004	2005	2004	2004
	(millions of €, except where indicated)

Total Group	3,513	3,049	10,459	9,331	12,870

The EUR 1.1 billion increase in selling expenses relates primarily to the rise in expenses at T-Mobile USA following the growth in the number of T-Mobile stores, as well as to higher customer acquisition costs. The Broadband/Fixed Network business area continued to incur higher selling expenses, in particular at T-Online in connection with advertising campaigns for broadband and entertainment services.

General and administrative expenses (amended)

	For the three months ended September 30,		For the nine months ended September 30,		For the twelve months ended December 31,
	2005	2004	2005	2004	2004
	(millions of €, except where indicated)

Total Group	1,022	1,000	3,095	3,181	4,476

General and administrative expenses decreased by EUR 0.1 billion in the first nine months of 2005 compared with the same period in 2004. The decline in general and administrative expenses at Group Headquarters & Shared Services was offset by higher expenses in the Broadband/Fixed Network business area, in particular at T-Com.

Profit from operations (amended)

	For the three months ended September 30,		For the nine months ended September 30,		For the year ended December 31,
	2005	2004	2005	2004	2004
	(millions of €, except where indicated)

Total Group	2,790	346	7,649	4,073	6,265

In the first nine months of 2005, profit from operations nearly doubled year-on-year, with an increase of approximately EUR 3,576 million to approximately EUR 7,649 million. All strategic business areas as well as Group Headquarters & Shared Services contributed to this increase. The Mobile Communications business area contributed the largest proportion. Additionally, the impairment losses recognized in 2004 relating to U.S. mobile communications licenses and goodwill, especially at T-Mobile UK, did non-recur in 2005.

Profit from operations in the third quarter of 2005 increased year-on-year by approximately EUR 2,444 million to approximately EUR 2,790 million. While the strategic business areas Broadband/Fixed Networks and Mobile Communications recorded increases in profit from operations, Business Customers and Group Headquarters & Shared Services reflected a decrease.

Financial income (expense), net (amended)

Financial income (expense), net consists primarily of finance costs, share of profit (loss) of associates and joint ventures accounted for using the equity method, and other financial income (expense).

	For the three months ended September 30,		For the nine months ended September 30,		For the year ended December 31,
	2005	2004	2005	2004	2004
	(millions of €, except where indicated)

Finance costs	(674)	(809)	(1,845)	(2,522)	(3,280)
Interest income	60	77	195	298	377
Interest expenses	(734)	(886)	(2,040)	(2,820)	(3,657)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	106	(88)	183	(62)	945
Other financial income (expense)	952	(105)	879	(308)	(361)
Financial income (expense), net	384	(1,002)	(783)	(2,892)	(2,696)

Net financial expense decreased by EUR 2,109 million in the reporting period as compared with first nine months of the prior year. This is primarily due to the gains on the disposal of the remaining shares in MTS in the amount of around EUR 976 million which is reported under other financial income. In addition, the decrease in the outstanding balance of financial liabilities resulted in reduced interest expense and finance costs. The share of profit/loss of associates and joint ventures accounted for using the equity method also improved, due primarily to the sale of shares in comdirect bank in the third quarter of 2005 and an increase in the share of profit from Polska Telefonia Cyfrowa Sp. z o.o. (“PTC”), as well as, the non-recurrence in 2005 of expenses incurred in 2004 for Toll Collect.

Personnel costs

	For the three months ended September 30,		For the nine months ended September 30,		For the year ended December 31,
	2005	2004	2005	2004	2004
	(millions of €, except where indicated)

Total Group	(3,203)	(3,264)	(9,912)	(9,982)	(13,342)

Personnel costs decreased slightly year-on-year, both in the first nine months of 2005 and in the third quarter. Lower expenses as a result of the reduction in the number of employees, both at the balance sheet date and on average in the reporting period (particularly at T-Com’s Eastern European subsidiaries as well as at Group Headquarters & Shared Services), were offset primarily by an increase in collectively agreed wages and salaries in Germany, higher restructuring and staff adjustment expenses, and cost increases related to staff expansion at T-Mobile USA.

The personnel cost ratio for the first nine months of 2005 amounted to 22.4%, an improvement of one percentage point year-on-year.

Depreciation, amortization and impairment losses (amended)

	For the three months ended September 30,		For the nine months ended September 30		For the year ended December 31,
	2005	2004	2005	2004	2004
	millions of € (except where indicated)

Amortization and impairment of intangible assets	(608)	(2,932)	(1,845)	(4,980)	(5,461)
of which: UMTS licenses	(215)	(216)	(643)	(306)	(519)
of which: U.S. mobile communications licenses	—	—	(23)	(1,342)	(1,250)
of which: goodwill	(2)	(2,428)	(2)	(2,428)	(2,434)
Depreciation and impairment of property, plant and equipment	(1,982)	(1,919)	(5,889)	(5,764)	(7,666)
Total depreciation, amortization and impairment losses	(2,590)	(4,851)	(7,734)	(10,744)	(13,127)

The decrease in depreciation, amortization and impairment losses of approximately EUR 3.0 billion resulted primarily from the non-recurrence in 2005 of goodwill impairment losses in 2004 at T-Mobile UK (EUR 2.2 billion) and Slovak Telecom (EUR 0.2 billion) as well as the impairment loss of EUR 1.3 billion related to U.S. mobile communications licenses related to the winding up of the network joint venture between T-Mobile USA and Cingular Wireless. In the first nine months of 2005, this decrease was offset, in part, by an increase in the amortization of UMTS licenses of approximately EUR 0.3 billion, as the UMTS licenses in Germany and the United Kingdom were not put into commercial operation until the second and third quarters of 2004, respectively, meaning that the amortization periods did not begin until such quarters for purposes of IFRS. Depreciation and impairment of property, plant and equipment also increased by approximately EUR 0.1 billion, primarily as a result of a planned increase in depreciation expense relating to the networks in California, Nevada and New York acquired in the first quarter of 2005.

Although we perform our annual impairment test at September 30, we have not completed this test for our mobile business in the UK (T-Mobile UK) and we are still evaluating information from a number of different sources, including the announcement made by Telefonica on October 31, 2005 that it plans to acquire the British O2 group for a price of 200 pence per share (approximately GBP 17.7 billion). This analysis may result in an impairment charge. Any such impairment charge could be significant.

Profit (loss) before income taxes (amended)

	For the three months ended September 30,		For the nine months ended September 30,		For the year ended December 31,
	2005	2004	2005	2004	2004
	millions of € (except where indicated)

Total Group	3,174	(656)	6,866	1,181	3,569

Profit before income taxes in the first nine months of 2005 was approximately EUR 6,866 million, an increase over the same period last year of approximately EUR 5,685 million, due primarily to the improvement in profit from operations. The non-recurrence of factors that had decreased profits in the prior year contributed to this increase, such as the impairment losses on the FCC mobile communications licenses of T-Mobile USA in the amount of approximately EUR 1,342 million and goodwill impairments of approximately EUR 2,428 million related to T-Mobile UK and Slovak Telecom.

Net financial income/expense also developed positively due to the gain on the sale of the interest in MTS (EUR 976 million), as well as improvements in finance costs.

Income tax (amended)

	For the three months ended September 30,		For the nine months ended September 30,		For the twelve months ended December 31,
	2005	2004	2005	2004	2004
	millions of € (except where indicated)

Total Group	(595)	(603)	(1,892)	(939)	(1,552)

The significant year-on-year increase in tax expense in the first nine months of 2005 from EUR 0.9 billion to EUR 1.9 billion is due primarily to the growth in profit before income taxes from EUR 1.2 billion to EUR 6.9 billion. After adjustment for the relevant special factors (impairment losses on FCC licenses amounting to EUR 1.3 billion, as well as goodwill impairment losses not recognized for tax purposes of EUR 2.4 billion in 2004, tax-exempt sales of equity investments of EUR 1.1 billion in 2005), there was only a minor change in the tax ratio.

Net profit (amended)

	For the three months ended September 30,		For the nine months ended September 30,		For the twelve months ended December 31,
	2005	2004	2005	2004	2004
	(millions of €, except where indicated)

Total Group	2,442	(1,393)	4,595	(143)	1,564

Net profit of the Group increased to approximately EUR 4.6 billion for the first nine months in 2005 from a net loss of EUR 0.1 billion in the first nine months of 2004. This increase in net profit was primarily attributable to the increase in profit before income taxes, offset in part by an increase in income tax expense, as described above.

SEGMENT ANALYSIS

Reconciliation to new structures

In this Report, we present financial figures pursuant to IFRS and our realigned strategic business areas. In 2004, we commenced implementation of “DT2005” as an evolutionary development of our strategy. As a key step, as of January 1, 2005, we created three strategic business areas: “Broadband/Fixed Network,” “Mobile Communications” and “Business Customers.” For more information, see “Strategic Realignment” above.

Segment information by strategic business area (amended)

The primary segment reporting format pursuant to IFRS has been restructured to reflect our realignment of our Group companies according to strategic business areas. The prior-year comparative presentations have been recast and restated to reflect the new structure and accounting standards.

The following tables give an overall summary of our segments for the full 2004 financial year, as well as for the third quarter and first nine months of both 2005 and 2004. In addition to the details of the segments, there is also a reconciliation line.

For the year ended December 31, 2004	Net revenue	Inter- segment revenue	Total revenue	Profit (loss) from operations (EBIT)	Share of profit (loss) of associates and joint ventures accounted for using the equity method	Depreciation and amortization	Impairment losses
	(millions of €)

Broadband / Fixed Network	22,397	4,615	27,012	5,551	25	(4,199)	(200)
Mobile Communications	25,450	1,077	26,527	1,524	1,177	(3,379)	(3,564)
Business Customers	9,246	3,716	12,962	554	(298)	(953)	(2)
Group Headquarters & Shared Services	260	3,266	3,526	(1,441)	27	(784)	(101)
Reconciliation	—	(12,674)	(12,674)	77	14	56	(1)
Group	57,353	—	57,353	6,265	945	(9,259)	(3,868)

For the three months ended September 30, 2005	Net revenue	Inter- segment revenue	Total revenue	Profit (loss) from operations (EBIT)	Share of profit (loss) of associates and joint ventures accounted for using the equity method	Depreciation and amortization	Impairment losses
	(millions of €)

Broadband / Fixed Network	5,400	1,069	6,469	1,401	65	(986)	(2)
Mobile Communications	7,409	239	7,648	1,540	41	(1,184)	(1)
Business Customers	2,178	965	3,143	198	0	(214)	0
Group Headquarters & Shared Services	69	798	867	(342)	0	(167)	(46)
Reconciliation	—	(3,071)	(3,071)	(7)	0	11	(1)
Group	15,056	—	15,056	2,790	106	(2,540)	(50)

For the three months ended September 30, 2004	Net revenue	Inter- segment revenue	Total revenue	Profit (loss) from operations (EBIT)	Share of profit (loss) from equity method investees	Depreciation and amortization	Impairment losses
	(millions of €)

Broadband / Fixed Network	5,436	1,176	6,612	1,299	4	(1,027)	(153)
Mobile Communications	6,663	251	6,914	(845)	65	(933)	(2,282)
Business Customers	2,200	969	3,169	213	(157)	(236)	0
Group Headquarters & Shared Services	57	830	887	(238)	0	(190)	(47)
Reconciliation	—	(3,226)	(3,226)	(83)	0	16	1
Group	14,356	—	14,356	346	(88)	(2,370)	(2,481)

For the nine months ended September 30, 2005	Net revenue	Inter- segment revenue	Total revenue	Profit (loss) from operations (EBIT)	Share of profit (loss) from equity method investees	Depreciation and amortization	Impairment losses
	(millions of €)

Broadband / Fixed Network	16,278	3,215	19,493	4,244	74	(3,007)	(3)
Mobile Communications	20,902	689	21,591	3,731	106	(3,475)	(26)
Business Customers	6,707	2,761	9,468	567	2	(654)	0
Group Headquarters & Shared Services	200	2,403	2,603	(841)	(1)	(503)	(106)
Reconciliation	—	(9,068)	(9,068)	(52)	2	42	(2)
Group	44,087	—	44,087	7,649	183	(7,597)	(137)

For the nine months ended September 30, 2004	Net revenue	Inter- segment revenue	Total revenue	Profit (loss) from operations (EBIT)	Share of profit (loss) from equity method investees	Depreciation and amortization	Impairment losses
	(millions of €)

Broadband / Fixed Network	16,704	3,665	20,369	4,240	19	(3,221)	(158)
Mobile Communications	19,001	834	19,835	346	218	(2,418)	(3,637)
Business Customers	6,736	2,780	9,516	508	(298)	(715)	0
Group Headquarters & Shared Services	188	2,447	2,635	(880)	(1)	(559)	(78)
Reconciliation	—	(9,726)	(9,726)	(141)	0	41	1
Group	42,629	—	42,629	4,073	(62)	(6,872)	(3,872)

Broadband / Fixed Network

	As of September 30, 2005	As of December 31, 2004	% Change(2)	As of September 30, 2004	% Change(2)
	millions(1)	millions(1)		millions(1)

Broadband
Broadband lines (total) (2)	7.7	6.1	26.2	5.4	42.6
Germany (3)	7.3	5.8	25.9	5.2	40.4
of which: resale (4)	1.1	0.2	450.0	0.1	n.m.
Central and Eastern Europe (CEE) (6)	0.4	0.3	33.3	0.2	100.0
Broadband rates (Germany and Western Europe)	4.6	3.6	27.8	3.2	43.8
of which: Germany	4.0	3.2	25.0	2.9	37.9

Narrowband
Narrowband lines (total) (7)	41.7	42.8	(2.6)	43.0	(3.0)
Germany (8)	35.6	36.8	(3.3)	37.0	(3.8)
Standard analog lines	25.7	26.4	(2.7)	26.5	(3.0)
ISDN lines	9.9	10.4	(4.8)	10.5	(5.7)
Central and Eastern Europe (CEE) (5)	6.1	6.1	0.0	6.1	0.0
Magyar Telekom (9)	3.2	3.2	0.0	3.2	0.0
Slovak Telecom (ST)	1.2	1.2	0.0	1.2	0.0
T-Hrvatski Telekom (T-HT)	1.7	1.7	0.0	1.7	0.0
Narrowband rates (Germany and Western Europe) (6)	4.5	5.2	(13.5)	5.4	(16.7)
of which: Germany	4.3	5.0	(14.0)	5.1	(15.7)
Internet customers with a billing relationship (total) (10) (Germany and Western Europe) (6)	13.8	13.5	2.2	13.4	3.0
PAYG (11), broadband/narrowband < 30 days (Germany and Western Europe) (6)	0.7	0.9	(22.2)	0.9	(22.2)
of which: Germany	0.6	0.7	(14.3)	0.8	(25.0)

n.m. – not meaningful

Customers with broadband and narrowband rates, all Internet customers with a billing relationship as well as PAYG <30 days (broadband/narrowband) in Germany and Western Europe are the responsibility of the T-Online business unit.

(1)     The total was calculated on the basis of precise figures and rounded to millions. Percentages calculated on the basis of figures shown.

(2)     Access lines in operation.

(3)     Since January 31, 2005, broadband lines based on DSL technology for consumers have been marketed by T-Online. Broadband lines excluding internal use.

(4)     Definition of resale: sale of broadband lines to alternative providers outside the Deutsche Telekom Group (Resale DSL).

(5)     Central and Eastern Europe includes the fixed-network business of MATÁV (including Maktel), Slovak Telecom (ST) and T-Hrvatski Telecom (T-HT).

(6)     Customers with a billing relationship. Western Europe includes: Ya.com and T-Online France.

(7)     Since March 31 of 2005, T-Com is reporting the number of narrowband lines rather than channels. Prior-year comparatives also reflect number of lines.

(8)     Telephone lines excluding internal use and public telecommunications, including wholesale services.

(9)     Subscriber-line figures include Magyar Telekom’s subsidiary, Maktel, and Telekom Montenegro. The rebranding of MATÁV as Magyar Telekom took place at the beginning of May 2005.

(10)   Total calculated on the basis of customers (broadband and narrowband rates) with a billing relationship and PAYG < 30 days and PAYG > 30 days.

(11)   PAYG: Pay as you go.

The Broadband/Fixed Network strategic business area (BB/FN) consists of the business units T-Com and T-Online International AG, and serves consumers and smaller business customers of the Deutsche Telekom Group as well as the wholesale market (wholesale including Resale DSL). T-Com is primarily responsible for the national and international network infrastructure, as well as business with international network operators (through the International Carrier Sales and Solutions business unit) and providing wholesale services to other business units of Deutsche Telekom.

The growth in the broadband market continued in 2005. Falling ISP market prices as well as competitive bundled DSLaccess, voice and ISP product offerings by alternative providers were factors in the continued acceleration of growth for the broadband market. In addition, T-Com introduced increased DSL bandwidth access lines with transmission rates of up to six Mbit/s in 2005 . The number of broadband lines in operation provided by BBFN in Germany increased in the first nine months of 2005 compared to the first nine months of 2004.

Of the total increase of DSL lines in operation in Germany of approximately 1.6 million to 7.7 million since December 31, 2004, approximately 900,000 were DSL access lines that had been sold to competitors as part of resale offers. Compared with the number of broadband lines as of September 30, 2004, this figure reflects an increase of 2.3 million lines or 42.6%. The number of broadband lines in operation provided by BB/FN increased in the third quarter of 2005 by 599,000. In Germany, approximately 7.3 million lines were in operation as of September 30, 2005, an increase of approximately 525,000 in the third quarter. Of this increase 147,000 were T-Online retail T-DSL customers and 379,000 were sold by T-Com through Resale DSL to alternative providers outside the Deutsche Telekom Group.

The increase in BB/FN’s DSL access lines is due primarily to T-Com’s increased sales of Resale DSL lines to alternative providers. Sales of broadband lines to alternative providers, Resale DSL, continued to increase in the first nine months of 2005, to 1.1 million at September 30, 2005 compared to 200,000 at December 31, 2004. T-Com expects the number of Resale DSL lines in operation to increase. The number of T-DSL access lines in operation decreased in the third quarter. BB/FN expects the number of T-Com’s T-DSL lines in operation to diminish. New T-DSL customer access lines in operation are accounted for by T-Online.

The number of Broadband/Fixed Network’s narrowband lines and calls continued to decline as a result of competition and mobile substitution. The number of customers subscribing to narrowband rate plans for Internet access also continued to decline, in part due to migration to broadband rate plans, which decline is expected to continue in Germany and the Central and Eastern European subsidiaries.

T-Com

T-Com is committed to increasing broadband penetration and upgrading, expanding and developing broadband service in Germany. T-Com intends to roll-out an extensive network enhancement that will enable high-speed broadband access that was announced at the “Internationalen Funkausstellung” (IFA) trade show in October 2005. This network enhancement for VDSL (Very High Speed Digital Subscriber Line) technology, combined with the enhancement of fiber based cable between the main distribution frame and the cable distributor that will enable customers to realize access speeds of up to 50 Mbit/s, will be integrated into T-Com’s existing network infrastructure. The VDSL based network enhancements will initially be available in larger cities and densely populated areas since access speeds are affected by the copper based cable length between the cable distributor to the customer. T-Com also intends to upgrade its broadband access network, by expanding the use of ADSL2+ technology, which will enable customers to realize access speeds of up to 20 Mbit/s. The ADSL2+ technology will be provided to approximately 700 smaller cities and less densely populated urban areas in Germany.

T-Com plans to roll-out the new high-speed technologies to 10 cities in Germany by mid-2006 covering an estimated 2.9 million households and expand the network to 50 cities by 2007. In October, T-Com also announced its intent to invest up to EUR 3 billion in this phase of the roll-out. In addition to its announced efforts to increase broadband access speeds, T-Com also intends to continue to increase the use of innovative technologies like WiMAX and Outdoor DSLAM to develop service to areas with no coverage.

Additionally, T-Com and T-Mobile have further expanded the public W-LAN portfolio with the introduction of a simpler HotSpot rate system on March 1, 2005. T-Com is increasing the number of W-LAN “HotSpots” in Germany in an effort to enhance the attractiveness of DSL by offering Internet access points in public locations. These efforts are part of a longer-term effort to increase the penetration of DSL products and services. The total number of T-Com HotSpots in operation in Germany continued to increase to more than 4,300 at the end of September 2005.

In the narrowband sector in Germany, the decline in the number of lines was mainly caused by customer migration to competitors and, to a lesser extent, the substitution effect caused by mobile communications. Compared with the prior year quarter, the number of narrowband lines decreased by 3.8 % to 35.6 million. The number of T-ISDN lines decreased by 5.7 % to 9.9 million compared with the prior-year quarter, due primarily to the discontinuation of the price advantage of combining T-DSL with T-ISDN (as compared with T-DSL combined with an analog line), continuing market saturation and increased competition in the ISDN market.

The decrease in the number of call minutes in Germany is continuing due to loss of market share to competitors as a result of the increasing number of lines in the unbundled local loop that are offered by competitors lines, the effects of competitors’ infrastructure rollout, and continued high usage of call-by-call and pre-selection offers of competitors and due to mobile substitution. In contrast, although the number of calling minutes decreased, T-Com’s calling minutes market share began to stabilize in the third quarter of 2005, especially in the local and Germany call areas. This was due to the introduction of T-Com’s new calling rate plans and simplification of the rate systems.

These new rate plans were introduced to counter increased penetration from call-by-call and pre-selection providers and stabilize calling minutes market share. T-Com introduced the “Wünsch Dir was” (make a wish) calling plans in its local and national call areas on March 1, 2005. The “Wünsch Dir was” program was provided to 10.4 million customers at the end of the third quarter of 2005. The “Wünsch Dir was” program offers T-Com’s customers a simplified product portfolio with four calling plans. T-Com’s new calling plans introduced lower prices, higher service levels and simple cost transparency. T-Com’s customers can now choose from four calling plans with flat rate components: “Call Plus” for infrequent callers, “Call Time” for the average caller, “XXL” for high volume callers and “XXL Freetime” for extra high volume callers. With the CountrySelect option, international calls can be made at attractive prices to as many as three specified foreign countries. On October 5, 2005, T-Com introduced “XXL Fulltime,” a new rate plan that gives customers unlimited minutes for calls made in Germany for a fixed monthly fee. The simplification of the rate system is the first step towards streamlining the product portfolio in the consumer market.

The growth trend in the broadband sector continued in the third quarter of 2005 at T-Com’s Central and Eastern Europe subsidiaries. The Central and Eastern European subsidiaries increased the number of DSL access lines by approximately 244,000, or 125%, year-on-year to 439,000 due primarily to focused DSL marketing campaigns. This increase in the number of DSL access lines is mostly due to an increase of 125,000 DSL access lines at Magyar Telekom. The Hungarian subsidiary increased the number of DSL access lines by approximately 77 % to 288,000 at September 30, 2005 compared with September 30, 2004. Slovak Telecom had 81,000 DSL access lines in operation at September 30, 2005, an increase of approximately 215% compared to September 30, 2004. To strengthen its position in the online business, Slovak Telecom acquired “Zoznam s.r.o.,” one of the leading portals in Slovakia. Compared to December 31, 2004, T-Hrvatski Telekom also significantly increased the number of broadband lines in operation by 49,000 to 71,000 through targeted DSL marketing campaigns.

To focus more consistently on customer requirements, Broadband/Fixed Network established the growth program “Re-invent” as part of Deutsche Telekom’s “Excellence” program. The strategic elements of Re-invent are “innovation and growth”, “quality and efficiency,” and “customer focus.” T-Com has also introduced initiatives to improve customer satisfaction, such as providing a fixed time for service appointments. Another core element of “Re-invent” is the increase in process and cost efficiency based on the economical use of personnel and other resources.

T-Online

In the first nine months of 2005, T-Online continued to pursue its strategic focus on maintaining an innovative, sustainable position on the dynamic broadband market.

By marketing full-service packages comprising a DSL line, Internet access and hardware components, T-Online acts as a full-service DSL provider since January 31, 2005. This repositioning and the further development of the DSL rate portfolio in July 2005 have enabled T-Online to expand its DSL rate customer base in Germany. Since the beginning of the year, a total of 0.8 million customers in Germany have opted for a DSL rate plan, most of whom took advantage of the DSL full-package marketing drive. Compared with September 30, 2004, the DSL rate customer base has grown by 37.9 % to approximately 4.0 million. The overall DSL rate customer base rose in the same period from 3.2 million to 4.6 million customers. In the third quarter of 2005, T-Online added 342,000 new DSL rate customers in Germany. Nevertheless, T-Online’s competitive environment intensified further in the third quarter of 2005.

In its Voice over IP business, T-Online made DSL telephony more attractive by adding a video component since mid-August 2005.

T-Online gained another well-known partner from the U.S. film industry for its video-on-demand (VoD) service: Warner Bros. International Television Distribution Studios. As a result, T-Online is now under contract with six major Hollywood studios. At present, T-Online’s video-on-demand service comprises over 1,000 titles from all genres, documentaries, and own productions by ProSiebenSat.1 Media AG, with which T-Online has been collaborating since March this year. The success of this service is demonstrated by the high demand for videos by customers: At the end of the quarter, the number of videos viewed averaged 80,000 per month.

Musicload establishes T-Online a leader in the German online music market. By the end of September 2005, more than 9.5 million titles had been downloaded from Musicload, more than for all of 2004. With Gamesload, T-Online has established its third digital distribution platform – following video on demand and Musicload – for entertainment on the Net. In the rapidly growing PC games market, T-Online was one of the first major German providers to unveil a proprietary digital purchase platform for full versions of PC games at the Games Convention (adventure fair for interactive entertainment) in mid-August 2005. In a practical comparison carried out by “PC Games” magazine (Nov. 2005 issue), Gamesload was voted the best among seven providers of legal game downloads.

In France, T-Online is setting the scene for setting up its own end-to-end IT-based, high-bandwidth network. This will enable the company to offer customers Internet access, entertainment and broadband communication services with high bandwidth and the required quality. The first step was to sign agreements for the use of optical fiber capacity. Then, T-Online started unbundling the central offices. By the end of September 2005, approximately 100 central offices had been unbundled, on schedule for the building of T-Online’s own network infrastructure.

T-Online France also continued to offer aggressive pricing during the third quarter of 2005. With its offer of unlimited Internet access over a three-month introductory period as well as the possibility of calling fixed lines in France with no time limit using Voice over IP, T-Online France is satisfying customers’ wishes for an attractive package comprising Internet access and telephony. The success of such offers increased the French subsidiary’s DSL customer base further in the third quarter of 2005, expanding its market share. T-Online France also posted strong growth in the number of Voice over IP customers. In the third quarter of 2005, more than 50 % of new customers opted for a Voice over IP offer from T-Online France.

In Spain, T-Online was largely able to complete the announced integration of the newly acquired carrier Albura in the third quarter. To expand its share of the ADSL consumer market in the long term, T-Online is establishing a network operation of its own with top priority. According to Ya.com planning, 220 central offices should be ready for operation by the end of 2005. Alcatel, a partner in a strategic alliance since the end of September 2005, will supply a turnkey triple-play solution for the network. T-Online has also made further investments to pave the way for launching a product portfolio based on ASDL2+ with rates of up to 20 Mbit/s.

	For the three months ended September 30,			For the nine months ended September 30,			For the twelve months ended December 31,
	2005	2004	% Change	2005	2004	% Change	2004
				(amended)
	(millions of €, except where indicated)			(millions of €, except where indicated)
Total revenue(1)	6,469	6,612	(2.2)	19,493	20,369	(4.3)	27,012
T-Com(2)	6,143	6,257	(1.8)	18,464	19,332	(4.5)	25,603
T-Online(2)	506	486	4.1	1,537	1,474	4.3	2,012

Profit from operations	1,401	1,299	7.9	4,244	4,240	0.1	5,551

Depreciation, amortization, and impairment losses	(988)	(1,180)	(16.3)	(3,010)	(3,379)	(10.9)	(4,399)

Number of employees(3)	112,893	116,549	(3.1)	113,092	115,386	(2.0)	115,292
T-Com	109,581	113,568	(3.5)	109,906	112,438	(2.3)	112,329
T-Online	3,312	2,981	11.1	3,186	2,948	8.1	2,963

(1)   Total revenues excluding intrasegment revenue between  T-Com and T-Online.

(2)   T-Com’s prior-year results were adjusted to correspond with the Group’s realignment into three strategic business areas and according to IFRS. T-Online’s prior-year results have been adjusted in line with the transition to IFRS.

(3)   Average number of employees during the period.

The total revenue of the Broadband/Fixed Network strategic business area was EUR 19.5 billion in the first nine months of 2005. While T-Online’s revenue increased compared with the prior-year quarter, T-Com’s total revenue declined. In total, the Broadband/Fixed Network business area recorded total revenue decrease of around 4.3%.

T-Com’s total revenue decreased by 4.5% to EUR 18,464 million in the first nine months of 2005 compared to the first nine months of 2004. This decline was due to decreases in net revenue, in particular network communications revenues which declined as a result of reductions in calling charge prices and calling minute volumes and fixed to mobile substitution.

Net revenue at T-Com fell by EUR 475 million, or 3.1%, to EUR 14,885 million, for the first nine months of 2005 compared with the first nine months of 2004. This decrease was primarily the result of lower call revenues due to a further loss of market share to competitors and the loss of minutes to mobile communications as well as price reductions in fixed-to-mobile connections . In addition, price reductions as well as volume decreases were recorded with respect to business with international carriers. This decline in revenues was only partly offset by growing revenues from broadband lines, Resale DSL and leased unbundled local loop lines.

The decline in total revenues caused by a decrease in revenue generated with other Group entities of EUR 393 million is a result of reductions in prices, volumes and the transfer of parts of the value chain from T-Com to other Group entities. Total revenues also decreased due to the change in T-Com’s business model for revenues from the sale of mobile devices and accessories through T-Com’s

T-Punkt outlets during 2004. Prior to the change in business model in 2004, these sales were recorded on a gross basis and the corresponding costs shown under cost of sales. Since the change however, revenues relating to sales of these products are recorded as sales commissions received from other Deutsche Telekom group companies. Therefore, revenues from sales of these products will not be a high as in the past. Prior results have not been adjusted to reflect the change in business model.

The decrease in total revenue was primarily due to a 4.3% decrease in revenues from network communication in Germany primarily resulting from a decline in call charge revenues. This decline was partially offset by an increase in DSL revenues. This increase is primarily due to increased volumes and prices. Since January 31, 2005, the marketing of broadband lines based on DSL technology for customers has primarily been with T-Online and such retail DSL revenues have therefore been included in T-Online’s revenues leading to a decline in T-Com’s retail DSL revenues. T-Com expects the retail DSL revenues to decrease since most new retail DSL customers are accounted for by T-Online and T-Com’s existing customers gradually migrate to T-Online where T-DSL revenues from these customers will then be shown.

We expect growth in Resale DSL which is included in wholesale revenues. Consequently, the increase in T-Com’s DSL revenues relate primarily to increased Resale DSL revenues.

The decrease in total revenue was also due to a decline in data communications revenues in Germany of  11.1% in the first nine months of 2005 compared to the first nine months of 2004. The reductions in data communications revenues are largely due to a decrease in revenues for certain digital products, such as TDN (Telekom Design Network), which combines data and voice communications products to meet the specific needs of business customer, as a result of a mandatory price reduction in April 2005, as well as reduced volumes due to customer migration to CSN (Carrier Service Networks), which offers carriers transmission paths designed to meet customer specific needs and is included in wholesale services, as well as to an increase in competition.

In Germany, total revenue from value-added services also declined mainly due to a decline in the market for premium rate services, migration of traffic from services billed online to services billed offline, as well as a decline in the use of public telephones.

Although revenue from terminal equipment in Germany declined by 15.3% in the first nine months of 2005 compared to the first nine months of 2004, revenue increased in the third quarter of 2005 by 37.8%, as compared to the second quarter of 2005. The overall decline in revenues for the nine month period ended September 30, 2005 compared to the corresponding nine month period in 2004 is due mainly to lower demand in rental business and also to a decline in product sales. The increase in the third quarter is mainly attributable to the change in the business model of subsidizing terminal equipment for DSL customers and to a lesser extent sales initiatives like “10 Jahre Telekom” (10 Years of Telekom).

Total wholesale revenues in Germany decreased in the first nine months of 2005, by 3.6% compared to the first nine months of 2004. The main factors affecting wholesale revenues were decreases in International Carrier Sales and Solutions (ICSS) and ISP services revenues, which were partly offset by increases in Resale DSL, leased subscriber lines in the unbundled local loop, interconnection access and interconnection calling minute revenues.

Total revenue from the Central and Eastern Europe subsidiaries remained almost constant in the first three quarters of 2005 at EUR 1,895 million compared to EUR 1,898 in the first three quarters of 2004, due primarily to positive developments in exchange rates. Factors affecting the development of revenues in the Central and Eastern Europe subsidiaries on the whole closely reflect those affecting revenue development in Germany, as revenue decreased in network communications due to increased competition and fixed to mobile substitution, and revenue increased in DSL and internet related revenues.

Total revenue from Magyar Telekom measured in Euro decreased by 0.1% the first nine months of 2005 compared to the first nine months of 2004. Total revenue from Magyar Telekom measured in local currency decreased by 3.5% primarily due to increased competition from competitors’ call-by-call and pre-selection offers as well as fixed to mobile substitution. Magyar Telekom completed its acquisition of Telekom Montenegro on April 1, 2005. These decreases were partially offset by increases in online and DSL revenues.

Total revenue from Slovak Telekom in local currency decreased 5.5%, primarily due to decrease in network revenues as a result of fixed to mobile substitution. The decrease in network revenue was partly offset by an increase in revenues from data communications, and online services. Total revenue measured in Euro decreased by 2.6%.

Total revenue from T-Hrvatski Telecom measured in Euro increased by 1.1%, but remained relatively constant measured in local currency. Total revenue from T-Hrvatski Telekom increased primarily due to an increase in wholesale services and data communications revenues. The increase in wholesale services revenue is due to the introduction of services for other fixed operators and increased international telephone traffic. The increase in data communications revenue is due to an increase in revenue from frame relay products (generally, circuit switched, multiprotocol data transmission services for voice, fax and data traffic at fixed minimum transmission speeds). The increase in revenue was partially offset by decreases in network communications revenue resulting from fixed to mobile substitution in the local market. T-Com expects the fixed-line network revenue to continue to decrease due to competition as a result of the liberalization of the Croatian telecommunication market.

BBFN’s profit from operations increased by 0.1% in the first nine months of 2005 compared with the first nine months of 2004. This increase is due in part to the effects on profits of the decrease in depreciation, amortization and impairment losses resulting from T-Com’s restrained investment policy in the previous year, the improvement of procurement conditions, as well as the structural effects of the non-recurrence of investments relating to the development program for East Germany. The non-recurrence of impairment for Slovak Telekom recorded in the previous year also contributed to the improvement.

The average headcount within the Broadband/Fixed Network SBA decreased by 199 to 112,893 compared with the prior-year quarter. The average number of employees at T-Com fell by 2.3% to 109,906 for the first nine months of 2005 as compared with for the first nine months of 2004. The average number of employees at T-Online increased by 8.1% to 3,186 for the first nine months of 2005 as compared with for the first nine months of 2004.

On November 2, 2005, we announced a comprehensive restructuring plan, which if approved, will lead to an expected reduction in jobs at T-Com over the next three years. For more information regarding the restructuring plan, see “Outlook.” Additionally, as part of “Re-Invent,” T-Com has also launched “Simplicity,” a program that is designed to enhance efficiency. A large number of individual measures such as the automation of sales and technology processes, the upgrade of the technical infrastructure, and the streamlining of the product portfolio are intended to reduce personnel requirements.

Personnel costs at T-Com increased by approximately 1.1% for the first nine months of 2005 compared with the first nine months of 2004. This was a result of a negotiated collective bargaining average wage increase of 2.7% in 2005 for employees in Germany, as well as an increase in provisions for partial retirement and severance.

T-Online generated total revenue of EUR 1.5 billion in the reporting period, an increase of 4.3 percent compared with the first nine months of 2004. At EUR 0.5 billion, revenue in the third quarter of 2005 was 4.1 percent higher than in the prior-year period. The expansion of the broadband business is reflected both in the growing customer base and in the heightened acceptance of content and services. On the other hand, the reduced DSL rates introduced at the beginning of July 2005 and the reimbursement of activation charges had a negative effect on revenue. The waiving of subscription fees as part of the broadband campaign that was launched in 2004 and continued into the first half of 2005 also impacted revenue. Overall, T-Online is increasingly competing with alternative providers for a share in the growth of the entire broadband market.

Mobile Communications

	As of September 30, 2005	As of December 31, 2004	% Change	As of September 30, 2004	% Change
	(millions, except where indicated)

Mobile customers (total) (1)	83.1	77.6	7.1	75.4	10.2
T-Mobile Deutschland	28.7	27.5	4.4	27.4	4.7
T-Mobile USA	20.3	17.3	17.3	16.3	24.5
T-Mobile UK(2)	16.3	15.7	3.8	15.2	7.2
T-Mobile Netherlands	2.3	2.3	0	2.3	0
T-Mobile Austria	2.1	2.0	0	2.0	5.0
T-Mobile CZ (Czech Republic)	4.6	4.4	4.6	4.1	12.2
T-Mobile Hungary	4.1	4.0	2.5	4.0	2.5
T-Mobile Slovensko (3) (Slovakia)	1.9	1.9	0	1.8	5.6
T-Mobile Hrvatska (Croatia)	1.7	1.5	13.3	1.4	21.4
Other(4) (Macedonia and Montenegro)	1.1	0.9	22.2	0.9	22.2

(1)   The total was calculated on the basis of precise figures and rounded to millions. Percentages calculated on the basis of figures shown. To facilitate comparison, the customers from newly consolidated companies have been included in the historical values.

(2)   Including Virgin Mobile.

(3)   Customers were included for the first time in the fourth quarter of 2004. Rebranding of EuroTel Bratislava as T-Mobile Slovensko at the beginning of May 2005.

(4)   Other includes MobiMak (Macedonia) and MONET (Montenegro). MONET is included for the first time in the second quarter of 2005. Prior-year comparatives have been adjusted.

Growth in the Mobile Communications strategic business area continued during the third quarter of 2005, with the T-Mobile companies further increasing customer numbers in the third quarter of 2005. Overall, the customer base grew by 2.2 million in the third quarter of 2005 and thus exceeded the increases recorded in both the second quarter of 2005 and the prior-year quarter. The number of customers with a fixed-term contract rose by 1.1 million in the reporting period. This accounted for over 50 % of customer growth. The Relax calling plans in Western Europe also developed positively: The number of Relax customers increased by almost

25 % quarter-on-quarter to 4.6 million at the end of the third quarter of 2005. Relax customers accounted for 22 % of all contract customers in Western Europe as of the end of the third quarter of 2005.

In the past twelve months, the T-Mobile group’s customer base increased by around 7.7 million, up by more than 10%. T-Mobile USA and T-Mobile Deutschland were again the main growth drivers in the third quarter of 2005.

For the first time, T-Mobile USA served more than 20 million customers. The company passed this key milestone in its growth by recording more than 1 million net additions in the third quarter of 2005 and a total of around 4 million additions within the space of a year. At the same time, ARPU increased further to EUR 42 in the third quarter of 2005. The successful marketing of the BlackBerry continued in the third quarter of 2005: T-Mobile USA recorded 68,000 new BlackBerry customers and now provides this service to over 662,000 customers. The monthly churn rate remained almost unchanged at 2.9%. The churn rate for contract customers decreased from 2.6 % in the third quarter of 2004 to 2.4 % in the third quarter of 2005 .

ARPU – average revenue per user – is used to measure monthly revenue from services per customer. ARPU is calculated as follows: revenue generated by customers for services (i.e., voice services, including incoming and outgoing calls, and data services) plus roaming revenue, monthly charges, and revenue from visitor roaming, divided by the average number of customers in the month. Revenue from services excludes the following: revenue from terminal equipment, revenue from customer activation, revenue from virtual network operators, and other revenue not generated directly by T-Mobile customers. Visitor roaming revenues are included in ARPU as of the first quarter of 2005. We believe this improves comparability with our competitors. Historical data was revised accordingly. ARPU is not uniformly defined and utilized by all companies in our industry group. Accordingly, such measures may not be comparable with similarly titled measures and disclosures by other companies.

T-Mobile Deutschland was able to gain 530,000 new customers in a difficult market environment, despite a slight increase in the churn rate. This primarily reflects the successful launch of the new calling plans and the other Relax products. The number of Relax customers in Germany increased by 500,000 year-on-year and now totals over 2.4 million. At the same time, ARPU rose by EUR 1 quarter-on-quarter to EUR 24.

In the United Kingdom, T-Mobile generated customer growth of 259,000 in the third quarter of 2005. The churn rate fell to 3.1%. T-Mobile UK also further increased ARPU by EUR 1 to EUR 29 as compared to the second quarter of 2005.

All other T-Mobile companies also continued to record positive growth trends. In addition to increasing customer numbers, ARPU in euros rose or remained stable compared with the second quarter of 2005.

	For the three months ended September 30, 2005 Service Revenue	For the three months ended September 30, 2005	For the three months ended September 30, 2005 Average number of customers	For the three months ended September 30, 2004 Service Revenue	For the three months ended September 30, 2004	For the three months ended September 30, 2004 Average number of customers
	millions of (€)	ARPU (€)	(millions)	millions of (€)	ARPU (€)	(millions)

Service revenue
T-Mobile Deutschland	1,998	23	28.5	1,986	24	27.2
T-Mobile USA	2,479	42	19.8	2,059	43	15.8
T-Mobile UK(1)	917	29	10.4	948	30	10.7
T-Mobile Netherlands	252	37	2.3	250	37	2.2
T-Mobile Austria	215	36	2.0	207	34	2.0
T-Mobile CZ (Czech Republic)	220	16	4.5	202	16	4.1
T-Mobile Hungary	258	21	4.1	244	20	2
T-Mobile Slovensko(2) (Slovakia)	91	16	1.9	—	—	—
T-Mobile Hrvatska (Croatia)	150	29	1.7	129	31	1.4

(1)   Excluding Virgin Mobile.

(2)   Fully consolidated as of the first quarter of 2005.

Mobile communications development of operations (Amended)

	For the three months ended September 30			%	For the nine months ended September 30			%	December 31,
	2005	2004	Change	Change	2005	2004	Change	Change	2004
	(millions of €, except where indicated)				(millions of €, except where indicated)
Total revenue(1)	7,648	6,914	734	10.6	21,591	19,835	1,756	8.9	26,527
T-Mobile Deutschland	2,212	2,261	(49)	(2.2)	6,414	6,560	(146)	(2.2)	8,745
T-Mobile USA	3,108	2,458	650	26.4	8,564	6,828	1,736	25.4	9,278
T-Mobile UK	1,058	1,106	(48)	(4.3)	3,059	3,347	(288)	(8.6)	4,344
T-Mobile Netherlands	264	270	(6)	(2.2)	787	787	0	0.0	1,046
T-Mobile Austria	230	221	9	4.1	665	666	(1)	(0.2)	882
T-Mobile CZ (Czech Republic)	239	213	26	12.2	685	602	83	13.8	827
T-Mobile Hungary	285	274	11	4.0	816	775	41	5.3	1,049
T-Mobile Slovensko(2) (Slovakia)	97	0	n.m.	n.m.	276	0	n.m.	n.m.	0
T-Mobile Hrvatska (Croatia)	157	136	21	15.4	387	331	56	16.9	436
Other(3) (Macedonia and Montenegro)	53	36	17	47.2	129	101	28	27.7	135
Profit from operations	1,540	(845)	n.m.	n.m.	3,731	346	3,385	n.m	1,524
Depreciation, amortization and impairment losses	(1,185)	(3,215)	2,030	63.1	(3,501)	(6,055)	2,554	42.2	(6,943)
Number of employees(4)	49,101	48,111	990	2.1	49,095	47,285	1,810	3.8	47,418

n.m. – not meaningful

The Mobile Communications strategic business area includes all activities of the fully consolidated mobile communications companies in Germany, the United Kingdom, the United States, the Czech Republic, Austria, the Netherlands, Hungary, Croatia, Slovakia, Macedonia, and Montenegro, as well as minority investments in Poland and, until the end of September 2005, in Russia.

(1)   The amounts stated for the national companies correspond to their respective unconsolidated financial statements (single-entity financial statements adjusted for uniform group accounting policies and reporting currency) without taking into consideration consolidation effects at the level of the strategic business area.

(2)   Fully consolidated as of the first quarter of 2005.

(3)   Other contains the revenues generated by MobiMak (Macedonia) and MONET (Montenegro). MONET is fully consolidated as of the second quarter of 2005.

(4)   Average number of employees during the period.

In the first nine months of 2005, T-Mobile boosted its revenue by 8.9 % or EUR 1.8 billion year-on-year. In addition to the first-time consolidation of the Slovakian mobile communications company, this increase was principally attributable to revenue growth of more than 25 % at T-Mobile USA. The companies in Croatia and the Czech Republic also recorded a substantial increase in revenue with double-digit growth rates. With the exception of T-Mobile UK, all companies profited from an increase in ARPU-related revenue. The decline in revenue in the United Kingdom was due in particular to the cut in termination charges. The revenue losses in Germany resulted mainly from the drop in low-margin revenue from terminal equipment.

Profit from operations increased by EUR 3.4 billion in the first nine months of 2005 to EUR 3.7 billion. In the prior year, profit from operations was impacted by expenses of EUR 3.6 billion arising from the impairment of mobile communications licenses and goodwill.

In the first nine months of 2005, the average number of employees in the Mobile Communications strategic business area increased by 1,810 year-on-year to 49,095. This rise relates mainly to staff additions at T-Mobile USA and to the newly consolidated operations in Slovakia and Montenegro. In contrast, there were fewer employees at T-Mobile companies in Western Europe. Business Customers

	As of September 30, 2005(1)	As of September 30, 2004(1)	% Change	As of December 31, 2004(1)

Enterprise Services Computing and Desktop Services
Processor capacity (MIPS)(2)	129,349	124,448	3.9	130,786
Number of servers managed and serviced (units)	39,223	34,360	14.2	35,418
Number of workstations managed and serviced (millions of units)	1.34	1.26	6.3	1.2
Proportion of support activities, Germany (%)	63.3	60.0	3.3	60.6
Proportion of retail, Germany (%)	36.7	40.0	(3.3)	39.4

Systems Integration
Hours billed(3) (millions)	8.6	8.7	(1.1)	11.7
Utilization rate(4) (%)	78.3	77.1	1.2	77.8

Business Services
Voice total revenue(3) (millions of €)	1,396	1,440	(3.1)	1,933
Data total revenue(3) (legacy/IP) (millions of €)	1,735	1,852	(6.3)	2,593
IT total revenue(3), (5) (millions of €)	278	203	36.9	314

(1)   The total was calculated on the basis of precise figures and rounded. Percentages calculated on the basis of figures shown.

(2)   Million instructions per second.

(3)   Cumulative figures at the balance sheet date.

(4)   Ratio of average number of hours billed to maximum possible hours billed per period.

(5)   The definition of IT revenue was broadened due to the extension of the IT strategy as part of the “Focus on Growth” program. Prior-period comparatives have been adjusted accordingly.

The Business Customers strategic business area contributed to the further improvement of the Group’s profit in the third quarter and first nine months of 2005. This is attributable, in part, to the successful implementation of the “Focus on Growth” program, which is enabling T-Systems to further strengthen its customer relationships and develop new growth potential. For example, Computing & Desktop Services increased the number of servers managed and serviced by 14.2 % year-on-year, the number of IT workstations managed and serviced increased by 6.3 % in the same period, and at Systems Integration, the capacity utilization rate increased by 1.2 percentage points compared with the prior-year quarter.

T-Systems generated growth in IT revenue from key accounts and small and medium-sized enterprises (SMEs). This enabled the Business Services unit to offset the decline in revenue affecting the voice and data (legacy) business as a result of ongoing price and competitive pressure.

	For the three months ended September 30,		%	For the nine months Ended September 30,		%	For the twelve months ended December 31,
	2005	2004	Change	2005	2004	Change	2004
	millions of € (except where indicated) (Amended)

Total revenue	3,143	3,169	(0.8)	9,468	9,516	(0.5)	12,962
Enterprise Services	2,039	2,039	0.0	6,166	6,048	1.9	8,248
Computing and Desktop	1,144	1,169	(2.1)	3,459	3,404	1.6	4,590
Systems Integration	399	377	5.7	1,184	1,141	3.7	1,657
Telecommunications	496	493	0.6	1,523	1,503	1.4	2,000
Business Services	1,104	1,130	(2.3)	3,302	3,468	(4.8)	4,714

Profit from operations	197	212	(7.1)	566	507	11.6	553

Depreciation and amortization and impairment losses	(214)	(236)	9.3	(654)	(715)	8.5	(955)

Number of employees(1)	51,897	51,593	0.6	51,646	52,227	(1.1)	51,978

(1)  Average number of employees during the period.

Total revenue

At approximately EUR 9.5 billion, the total revenue of the Business Customers strategic business area was slightly lower than the prior-year level. The Enterprise Services business unit increased its revenue by 1.9 % year-on-year, which allowed T-Systems to largely offset the decline of 4.8 % in revenue at the Business Services business unit compared with the prior-year period.

In the first nine months of 2005, Systems Integration continued to improve and increased revenue by 3.7 % as compared to the first nine months of 2004. This increase is attributable primarily to the systematic implementation of the “Focus on Growth” measures. This increase in the third quarter of 2005 was 5.7 % over the prior-year quarter.

Computing & Desktop Services also continued to record positive revenue development for the first nine months of 2005. T-Systems’ revenue from computing center services, and from IT workstations managed and serviced, increased by 1.6 % compared with the first nine months of the previous year. The measures initiated under the “Focus on Growth” program, including business process outsourcing programs, made a key contribution to developing new growth potential.

The decline in revenue at the Business Services business unit slowed in the third quarter of 2005. The IT initiative for SMEs launched in March 2005 had a positive effect on revenue. As a result of the IT initiative , initiated within our “Focus on Growth” program, we expect the the revenues to decline in the Business Services business unit and will continue to slow in the near term.

Net revenue

At EUR 6.7 billion, the volume of business conducted with companies outside the Deutsche Telekom Group remained at the prior-year level. The main contributors to net revenue were the Enterprise Services business unit with net revenue of approximately EUR 3.6 billion, and the Business Services unit with approximately EUR 3.1 billion.

Systems Integration recorded year-on-year revenue growth in the third quarter 2005 of 11.3%, halting a declining trend in the first two quarters of the year, due primarily to increased utilization rate and increased charge out rate in the third quarter of 2005.

Computing & Desktop Services maintained its position in a highly competitive market. External revenue increased by 1.3 % in the first nine months of 2005 compared with the first nine months of 2004.

External revenue generated by Business Services was down 2.8 % in the first nine months of 2005 compared with the first nine months of 2004. The successful implementation of the IT strategy for SMEs and the reacquisition of customers for telecommunications services could not fully offset the continuing price and competitive pressures, which trend is expected to continue.

T-Systems increased profit from operations by 11.6 % for the first nine months of 2005 as compared with the first nine months of 2004, due primarily to lower depreciation and amortization costs and impairment losses.

The average headcount for the Business Customers strategic business area fell by 581 to 51,646 employees during the first nine months of 2005 as compared to the first nine months of 2004.

Group Headquarters & Shared Services

Group Headquarters & Shared Services performs strategic and cross-divisional management functions for the Group, as well as those operating activities that are not directly related to the core business of the strategic business areas. The Shared Services include, among others, Vivento (our personnel services agency), Real Estate Services, and DeTeFleetServices GmbH – the full-service provider of fleet management and mobility services. Since January 1, 2005, the former shared service Billing & Collection has been managed within the Business Customers strategic business area.

Real Estate Services, the shared service responsible for managing and servicing Deutsche Telekom AG’s real estate assets primarily in Germany, was expanded at the beginning of 2005 with the first foreign operation of the real estate group. Deutsche Telekom Immobilien und Service GmbH together with a local partner formed TELIT Szolgáltató Részvénytársaság in Hungary to provide facility management services for Magyar Telekom and third parties. In addition, since January 1, 2005, the power and air conditioning solution business for our telecommunication activities has been managed separately from GMG Generalmietgesellschaft mbH in the newly established PASM Power and Air Condition Solution Management GmbH & Co. KG.

In the third quarter of 2005, Vivento continued successfully placing employees in jobs within and outside the Group and creating employment prospects. Through the interplay of four strategic pillars – driving external workforce reduction, filling internal positions with Vivento employees, migrating additional staff to the Vivento business lines, and driving forward internal projects – approximately 4,900 employees left Vivento in the first three quarters of 2005 (approximately 23% of whom left due to retirement or severance arrangements). Vivento’s main goal is to reduce the Group’s workforce in the long term and to provide employees with new, lasting prospects both inside and outside of the Group. Approximately 17,700 employees have found jobs outside of Vivento since its formation. In the first nine months of 2005, Vivento took over approximately 1,900 employees from the Deutsche Telekom Group. This increased the number of transferred staff to approximately 33,700 since Vivento was established. Approximately 750 of the approximately 16,000-strong workforce are Vivento’s own employees or members of Vivento management. Additionally, over 7,000 work in the two Vivento business lines, and approximately 8,250 are transferees from our other divisions. Approximately 5,300 of these transferees were engaged on a contract or temporary basis. In total, 83 % of all Vivento employees were employed or in training as of September 30, 2005.

Not including certain business lines, civil servants made up approximately 50 % of Vivento’s workforce in September 2004 and approximately 70 % at the end of September 2005. This high percentage of civil servants is due in part to the successful external placing of employees over the past few months. Vivento intends to focus more heavily on securing employment opportunities for civil servants in the future. Its main project continues to be with the Federal Employment Agency (Bundesagentur für Arbeit) and municipal governments related to the Federal Government’s Hartz IV program. In this project, Vivento employees assist the Agency with support and job placements for the long-term unemployed.

Employment at Vivento Customer Services GmbH (VCS) and Vivento Technical Services GmbH (VTS) continued to develop positively through the third quarter of 2005. VCS, with 18 sites, increased its workforce to approximately 2,900 at September 30, 2005. In addition, approximately 450 employees worked on a contract or temporary basis at VCS as of that date. The number of permanent employees at VTS increased to approximately 1,700 at September 30, 2005. In addition, this entity also had approximately 500 contract and temporary staff. For more information on proposed workforce reductions, see “Outlook”.

Vivento launched two new employment projects this year: Digital Services from Vivento and Vertixx. The services offered by Digital Services from Vivento include automated invoice processing, digitization of incoming mail, and digitization and electronic filing of records and invoices. Vertixx provides all services relating to online sales for companies with excess and discounted inventories.

	For the three months ended September 30,		For the nine months ended September 30,		%	For the twelve months ended December 31,
	2005	2004	2005	2004	Change	2004
					(amended)
	(millions of €, except where indicated) (Amended)

Total revenue(1)	867	887	2,603	2,635	(1.2)	3,526
Loss from operations	(342)	(238)	(841)	(880)	4.4	(1,441)

Depreciation, amortization and impairment losses	(213)	(237)	(609)	(637)	4.4	(885)

Number of employees(2)	29,633	32,108	30,166	33,272	(9.3)	32,872
Of which: at Vivento(3)	16,000	19,400	16,000	19,400	(17.5)	19,000

(1)   Total revenue includes inter-segment revenues.

(2)   Average number of employees during the period.

(3)   Number of employees as of balance sheet date, including Vivento’s own staff and management Figures rounded.

The total revenue of Group Headquarters & Shared Services decreased slightly year-on-year in the first three quarters of 2005. This is attributable to the decline in revenue generated in Real Estate Services, due primarily to the lower volumes of orders being placed as a result of the conversion to new market-based lease models within the strategic business areas. This decline was partially offset by a slight increase in revenues at DeTeFleetServices GmbH and higher revenues generated by the two Vivento business lines, the Call Center Unit and VTS, resulting from the further expansion of business activities compared with the previous year.

Loss from operations improved by EUR 39 million compared with the first nine months of the previous year. A main factor contributing to this improvement is the reduced workforce of Vivento compared with the same period last year. In addition, the costs of trainees and certain social services for civil servants, which had been reported last year under Headquarters’ costs but are now allocated according to their origin, no longer impact costs at Group Headquarters. These positive impacts more than compensated for the decline in the operating profits generated by Real Estate Services compared to the first three quarters of 2004, largely due to the lower revenues generated in this area. Additionally, the operating profits for the first nine months of 2004 were positively impacted by gains due to the completion of real estate related projects under development. Those gains were not repeated during the first nine months of 2005. Transfer payments to Vivento decreased compared with the same period last year, whereas the charges for voluntary redundancy payments increased. This is however partially offset by the income from insurance refunds. The loss from operations also benefited from a decrease in depreciation and amortization compared with the first nine months of the previous year.

The average number of employees during the reporting period was 30,166.

LIQUIDITY AND CAPITAL RESOURCES

The following table provides information regarding our cash flows:

	For the nine months ended September 30,		For the year ended December 31,
	2005	2004	2004
	(millions of €)

Net cash from operating activities	10,082	11,123	16,720
Net cash used in investing activities	(7,456)	(4,558)	(4,501)
Net cash used in financing activities	(7,314)	(9,444)	(12,881)
Effect of foreign exchange rate changes on cash and cash equivalents	54	7	(17)
Net decrease in cash and cash equivalents(1)	(4,634)	(2,872)	(679)
Cash and cash equivalents, at beginning of period	8,005	8,684	8,684
Cash and cash equivalents, at end of period	3,371	5,812	8,005

(1)   Cash and cash equivalents include cash and short-term investments with original maturities of three months or less.

Liquidity

Net cash from operating activities

Net cash from operating activities amounted to EUR 10.1 billion in the first nine months of 2005, a decrease of EUR 1 billion compared with the prior-year period. In addition to the change in working capital, this is mainly attributable to tax payments in 2005. However, tax refunds were recorded in the first nine months of 2004. Net interest payments also decreased during 2005.

Net cash used in investing activities

Net cash used in investing activities increased to EUR 7.5 billion in the first nine months of 2005 as compared with EUR 4.6 billion in the same period of 2004, due primarily to the increase of EUR 2.2 billion in cash outflows for intangible assets and property, plant and equipment and the increase of EUR 1.8 billion in cash outflows for investments in fully consolidated subsidiaries. This includes investments of EUR 1.7 billion by T-Mobile USA in connection with the winding up of the U.S. mobile communications joint venture with Cingular Wireless, as well as investments in the Mobile Communications strategic business area. Additionally, the acquisition of shares in T-Online amounted to EUR 1.8 billion during the first nine months of 2005. The sale of shares in the Russian mobile communications operator MTS for EUR 1.2 billion had a positive impact on net cash used in investing activities.

Net cash used in financing activities

Year-on-year, net cash used in financing activities decreased by EUR 2.1 billion to EUR 7.3 billion in the first nine months of 2005. This is primarily attributable to a total net increase in proceeds from the issue of financial liabilities of EUR 4.7 billion (mainly euro bonds and commercial paper), which was reduced by the dividend of EUR 2.6 billion paid by Deutsche Telekom AG to its shareholders.

Capital Resources (amended)

The following table summarizes our total financial liabilities as of September 30, 2005 and December 31, 2004:

	As of September 30, 2005	As of December 31, 2004	Change	% Change
	(millions of €, except where indicated)

Bonds	37,648	39,820	(2,172)	(5.5)
Liabilities to banks	2,366	3,082	(716)	(23.2)
Liabilities to non-banks from promissory notes	648	651	(3)	(0.5)
Liabilities from derivatives	817	1,159	(342)	(29.5)
Lease liabilities	2,427	2,487	(60)	(2.4)
Liabilities arising from ABS transactions	1,354	1,563	(209)	(13.4)
Other financial liabilities	1,961	2,328	(367)	(15.8)
Total	47,221	51,090	(3,869)	(7.6)

Total financial liabilities decreased as of September 30, 2005 as compared with December 31, 2004 primarily as a result of principal repayments of EUR 10.7 billion at maturity, offset, in part, by an issued bond of EUR 3.0 billion, commercial paper of EUR 0.9 billion, medium term notes of EUR 0.5 billion and GBP 0.3 billion (EUR 0.4 billion), and a USD 0.7 billion (EUR 0.6 billion) loan from the European Investment Bank (EIB). Additionally, our financial liabilities increased due to foreign exchange effects of EUR 1.2 billion. The material terms of the issued liabilities are as follows:

	Nominal	Contractual and expected maturity	Interest Rate
	(in billions of €)
Fixed-Rate Bond	1.25	January 19, 2010	3.25%
Fixed-Rate Bond	1.75	January 19, 2015	4.00%
Medium-Term Note	0.50	April 22, 2009	3.00%
Medium-Term Note	0.37	September 23, 2014	4.875%
EIB Loan	0.56	June 15, 2010	USDL3M+0.17%

The following table summarizes the development of cash and cash equivalents as of September 30, 2005 and December 31, 2004:

	As of September 30, 2005	As of December 31, 2004	Change	% Change
	(millions of €, except where indicated)

Total cash and cash equivalents	3,371	8,005	(4,634)	(57.9)

The main reasons for the reduction of our cash and cash equivalents were our net investments in intangible assets and property, plant and equipment (EUR 6.9 billion), an acquisition of T-Online shares (EUR 1.8 billion), net redemption of financial liabilities (EUR 4.4 billion) and dividends paid to shareholders (EUR 2.8 billion), partially offset by proceeds from the sale of our stake in MTS (EUR 1.2 billion) and our cash flow from operations (EUR 10.1 billion).

Interest Step-Up Provisions and Credit Ratings

On March 3, 2005, Standard & Poor’s Ratings Services raised its long-term corporate credit rating on Deutsche Telekom AG to A- from BBB+ with a stable outlook. On June 23, 2005, Moody’s Investors Service raised its long-term corporate credit rating on Deutsche Telekom AG to A3 from Baa1 with a stable outlook. Definitions used by the rating agencies are summarized in our annual report on Form 20-F for the year ended December 31, 2004 and can be obtained directly from the rating agencies and their respective web sites. The changes in credit rating in 2005 triggered a step-down of 50 basis points on our bonds in the aggregate amount of approximately EUR 10.5 billion (total as of September 30, 2005), denominated in various currencies.

In the event of a downgrade in our long-term senior unsecured debt rating below A- by Standard & Poor’s and A3 by Moody’s, our interest expense would increase by 50 basis points on these outstanding bonds. We estimate that such a step-up would result in an increase in our interest expense of approximately EUR 52.4 million per annum. In case of a downgrade in our long-term senior unsecured debt rating below Baa1 by Moody’s and BBB+ by Standard & Poor’s, interest rates would increase by 50 basis points on bonds with a principal amount of EUR 4.5 billion and USD 0.5 billion and medium-term notes with a principal amount of EUR 3.0 billion and GBP 1.0 billion. We estimate that such a step-up would result in an increase in our interest expense of approximately EUR 46.9 million per annum.

Lines of Credit

In August 2005, we restructured our liquidity reserves. The syndicated loan and short-term bilateral credit lines were replaced by standardized bilateral loan agreements totaling EUR 16.8 billion. This new credit arrangement will provide us with a comfortable liquidity reserve with numerous highly reputable banks. Since the new arrangement spreads the terms , the extension risk is reduced other than the prior syndicated loan where the terms were all concentrated on the same point in time. The initial terms of the bilateral loan agreements vary from 24 to 36 months, which may be extended for an additional eighteen month period. Additionally, on each anniversary of the initial extension, the term of the loan may be extended for a further period of twelve months. The maturities of the loans cannot exceed 36 months during any period of extension, which extension is subject to approval of the banks. Additionally, the quality of the liquidity reserve has increased, since the bilateral loan agreements do not include any financial covenants or Material Adverse Change (MAC) clauses. There were no borrowings outstanding under these credit lines as of September 30, 2005. Additionally, there were some minor lines of credits in place administrated on used by different subsidiary companies. These lines of credit were not meaningful compared to our overall financing facilities.

Capital expenditures and investments

The following table provides information concerning capital expenditures and investments in subsidiaries, associated companies and related companies as well as proceeds from the sales of non-current assets and investments.

	For the nine months ended September 30,
	2005	2004	Change	% Change
	(millions of €, except where indicated)

Capital expenditures	6,601	4,408	2,193	49.8
Investments	2,528	928	1,600	n.m.
Proceeds from sales of non-current assets and investments	(1,782)	(926)	(856)	(92.4)
Other	109	148	(39)	(26.4)
Net cash used for investing activities	7,456	4,558	2,898	63.6

n.m. – not meaningful

Capital Expenditures

The following table provides information about our capital expenditures for the periods presented. Other capital expenditures include advanced payments and construction in progress, as well as plant and office equipment.

	For the nine months ended September 30,
	2005	2004	Change	% Change
	(millions of €, except where indicated)

Intangible assets (excluding goodwill)	1,353	557	796	n.m
Fixed networks	2,917	1,288	1,629	n.m.
Buildings	53	152	(99)	(65.1)
Other capital expenditures	2,278	2,411	(133)	(5.5)
Total capital expenditures	6,601	4,408	2,193	49.8

n.m. – not meaningful

The main reasons for the increase in total capital expenditures in the first nine months of 2005 compared to the same period of 2004 were the cash outflows for intangible assets and property, plant and equipment. This includes investments of EUR 1.7 billion by T-Mobile USA in connection with the winding up of the U.S. mobile communications network sharing joint venture with Cingular Wireless.

Investments

Investments in subsidiaries, associated companies and other financial assets increased by EUR 1.6  billion in the first nine months of 2005 compared to the same period of 2004. This increase is mainly attributable to the acquisition of shares in T-Online (EUR 1.8 billion) and Telekom Montenegro (EUR 0.1 billion). While investments in associated companies amounted to EUR 0.4 billion in 2004, there were no corresponding investments in 2005.

Contractual obligations and other commitments (amended)

At September 30, 2005, we had contractual cash obligations for accruals totaling EUR 10,267 million and liabilities totaling EUR 47,221 million. In addition, we have other financial obligations primarily relating to payments to special pension funds, purchase commitments and operating leases and liabilities arising from warranty agreements and guarantees.

Total financial liabilities

The following table summarizes total financial liabilities of September 30, 2005:

		Payments due by period
	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
	(millions of €) (Amended)

Interest-bearing liabilities	44,538	9,015	8,330	8,870	18,323
of which: bonds	37,648	8,160	7,405	6,670	15,413
of which: liabilities to banks	2,366	336	511	955	564
Other financial liabilities	2,683	2,381	285	10	7
Total	47,221	11,396	8,615	8,880	18,330

For more information regarding our financial liabilities, please see “ – Liquidity and Capital Resources – Capital Resources” and Note (8) in the condensed consolidated financial statements.

At September 30, 2005, the discounted value of capital lease obligations amounted to EUR 1,909 million (EUR 1,971 million at December 31, 2004), primarily for office buildings with varying terms of up to 25 years.

Other financial obligations at September 30, 2005 consisted of the following:

		Payments due by period
	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
	(millions of €) (Amended)

Operating leases	20,696	1,694	3,212	2,686	13,104
Present value of payments to special pension fund	7,494	194	1,623	1,395	4,282
Purchase commitments for capital projects in progress, including obligations arising from future expenditures	4,080	3,975	93	9	3
Purchase commitments for interest in other companies	93	89	0	0	4
Other financial obligations	3	2	1	0	0
Total other financial obligations	32,366	5,954	4,929	4,090	17,393

The total future payment obligations under non-cancelable operating leases increased by EUR 4,414 million to EUR 20,696 million compared with December 31, 2004. The increase is primarily related to leasing obligations of T-Mobile USA, due to the dissolution of the U.S. mobile communications joint venture with Cingular Wireless, which resulted in an increase in obligations in connection with the network infrastructure in California, Nevada and New York. The movement of the U.S. dollar (USD) exchange rate also contributed to the increase.

Purchase commitments for capital projects in progress including obligations arising from future expenditures increased by EUR 854 million compared with the year ended December 31, 2004, due to increased purchase commitments at Deutsche Telekom AG, T-Mobile Deutschland, T-Mobile UK and T-Systems International GmbH. Purchase commitments at T-Mobile USA decreased.

The purchase commitments for interest in other companies decreased by EUR 113 million compared with year end of 2004. The reason for this is mainly that purchase commitments for interest in other companies of CMobil B.V. no longer exist because the purchase of further shares was completed in the first quarter of 2005.

Guarantees and commitments

The following table summarizes liabilities arising from warranty agreements and guarantees as of September 30, 2005:

		Payments due by period
	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
	(millions of €)

Liabilities arising from warranty agreements	32	13	18	0	1
Guarantees	1,371	4	656	87	624
Other contingent liablities	27	2	23	2	0
Total	1,430	19	697	89	625

For more details please refer to Item 5. “Liquidity and Capital Resources” in the 20 F for the fiscal year ended December 31, 2004.

OTHER INFORMATION

On September 12, 2005, we registered in the Commercial Register (Handelsregister) of the District Court (Amtsgericht) in Bonn, Germany, amendments to our Articles of Incorporation (Satzung). The amended Articles of Incorporation reflect the resolutions adopted by the Supervisory Board (Aufsichtsrat) in August , 2005. The attached Exhibit 99.1 is a convenience English translation of the amended Articles of Incorporation. Accordingly, in all matters involving the Articles of Incorporation, the German language document shall control.

Investigations and Related Legal Proceedings

On October 19, 2005, two actions were served on Deutsche Telekom AG – one by telegate AG for damages of approximately EUR 86 million plus interest, and another by telegate AG’s founding shareholder, Dr. Harisch, for damages of approximately EUR 329 million plus interest. The plaintiffs accuse Deutsche Telekom of including inadmissible costs in the selling prices for customer data. Due to the alleged adverse effect that this had on telegate AG’s positioning in the market, the resulting capital increases that this required, and the weaker development of telegate AG’s share price, both telegate AG and Dr. Harisch claim that they incurred losses in the amounts asserted.

Mangement Board

The following changes occurred in the composition of the Company’s Board of Management:

Konrad F. Reiss, the Deutsche Telekom AG Board of Management member responsible for the Business Customers strategic business area and CEO of T-Systems, died on April 6, 2005. Chairman Kai-Uwe Ricke temporarily assumed responsibility on the Board of Management of Deutsche Telekom AG for the Business Customers strategic business area. Lothar Pauly was appointed CEO of the Deutsche Telekom subsidiary T-Systems and Member of the Board of Management of the Deutsche Telekom Group as of October 1, 2005. At the same time, Lothar Pauly was named CEO of the Business Services and Enterprise Services business units.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

	By:	/s/ ppa. Guido Kerkhoff
Name: Guido Kerkhoff
Title: Senior Executive Vice President
Chief Accounting Officer

Date: March 7, 2006